Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

DATED AS OF

September 27, 2005

AMONG

WELLPOINT, INC.,

WELLPOINT HOLDING CORP.

AND

WELLCHOICE, INC.

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5.3	Access to Information	42
5.4	Commercially Reasonable Efforts	42
5.5	No Solicitation of Transactions	43
5.6	Employee Benefits Matters	45
5.7	Directors’ and Officers’ Indemnification and Insurance	45
5.8	Notification of Certain Matters	47
5.9	Public Announcements	47
5.10	Listing of Shares of Purchaser Common Stock	48
5.11	Affiliates	48
5.12	Transition Team	48
5.13	Takeover Statutes	48
5.14	Other Obligations	48
5.15	Stockholder Litigation	48
5.16	Tax-Free Reorganization Treatment	49
5.17	Management Responsibilities; Headquarters.	49
5.18	Representation on Purchaser Board.	49
5.19	Contract with City of New York.	49
5.20	Transfer Taxes	50

ARTICLE VI	CONDITIONS PRECEDENT	50
6.1	Conditions to Each Party’s Obligation to Effect the Merger	50
6.2	Additional Conditions to Obligations of Purchaser and Merger Sub	50
6.3	Additional Conditions to Obligations of Company	52

ARTICLE VII	TERMINATION AND AMENDMENT	53
7.1	Termination	53
7.2	Effect of Termination	54
7.3	Fees and Expenses	54

ARTICLE VIII	GENERAL PROVISIONS	55
8.1	Non-Survival of Representations, Warranties and Agreements	55
8.2	Notices	56
8.3	Interpretation	56
8.4	Counterparts	57
8.5	Entire Agreement; No Third-Party Beneficiaries	57
8.6	Governing Law; Waiver of Jury Trial	57
8.7	Severability	58
8.8	Amendment	58
8.9	Extension; Waiver	58
8.10	Assignment	58
8.11	Submission to Jurisdiction; Waivers	58
8.12	Enforcement	59
8.13	Definitions	59

EXHIBITS

Exhibit A – Form of Affiliate Agreement

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INDEX OF DEFINED TERMS
Defined Term	Location of Definition

Affiliate Agreement	Section 5.11
Agreement	Recitals
Alternative Transaction	Section 8.13(a)
Balance Sheet	Section 3.2(d)(ii)
BCBSA	Section 8.13(b)
BCBSA License Agreements	Section 8.13(c)
Blue Sky Laws	Section 3.1(c)(iii)
Board of Directors	Section 8.13(d)
Burdensome Term or Condition	Section 5.4(d)
Business Combination Transaction	Section 8.13(a)
Business Day	Section 8.13(e)
Cash Consideration	Section 1.8(b)
Certificate of Merger	Section 1.3
Change in Company Recommendation	Section 5.1(b)
Class B Common Stock	Recitals
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Common Stock	Recitals
Company	Recitals
Company Certificates	Section 1.10
Company Common Stock	Recitals
Company Disclosure Schedule	Section 3.2(a)(ii)
Company ERISA Affiliate	Section 3.2(w)(iii)
Company ERISA Plans	Section 3.2(w)(ii)
Company ESPP	Section 4.1(b)
Company Financial Advisor	Section 3.2(h)
Company Financial Statements	Section 3.2(d)(i)
Company Insiders	Section 1.11(d)
Company Material Contracts	Section 3.2(v)
Company Pension Plan	Section 3.2(w)(ii)
Company Permits	Section 3.2(i)(ii)
Company Plans	Section 3.2(w)(i)
Company Recommendation	Section 5.1(b)
Company Regulatory Filings	Section 3.2(i)(ii)
Company Restricted Stock Awards	Section 1.11(b)
Company SEC Reports	Section 3.2(d)(i)
Company State Agencies	Section 3.2(o)
Company State Agency Filings	Section 3.2(o)
Company Stock Plans	Section 1.11(c)
Company Stock Options	Section 1.11(a)
Company Stockholders Meeting	Section 5.1(b)
Company Treasury Shares	Section 1.8(a)

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Confidentiality Agreement	Section 5.3
Conversion	Section 3.2(l)(ii)
Converted Option	Section 1.11(a)
Converted Other Stock Award	Section 1.11(b)
Customer Information	Section 3.2(u)(xi)
DGCL	Recitals
Dissenting Shares	Section 1.9
Dissenting Stockholders	Section 1.9
Effective Time	Section 1.3
Environmental Laws	Section 3.2(t)
Environmental Liabilities	Section 3.2(t)
Environmental Permits	Section 3.2(t)
Environmental Report	Section 3.2(t)
ERISA	Section 3.2(w)(i)
Exchange Act	Section 1.11(d)
Exchange Agent	Section 1.10
Exchange Fund	Section 2.1
Form S-4	Section 3.1(e)(i)
Fund	Recitals
GAAP	Section 3.1(d)(i)
Good Standing	Section 8.13(f)
Governmental Entity	Section 3.1(c)(iii)
Hazardous Materials	Section 3.2(t)
HSR Act	Section 3.1(c)(iii)
Indemnified Persons	Section 5.7(a)
Intellectual Property	Section 3.2(u)(ii)
IP Licenses	Section 3.2(u)(iv)
IT Assets	Section 3.2(u)(ix)
Knowledge	Section 8.13(g)
Liens	Section 8.13(h)
Material Adverse Effect	Section 8.13(i)
Merger	Recitals
Merger Consideration	Section 1.8(b)
Merger Sub	Recitals
Multiemployer Plans	Section 3.2(w)(ii)
Necessary Consents	Section 3.1(c)(iii)
New Company Plans	Section 5.6(b)
NYSE	Section 1.11(a)
Option Exchange Ratio	Section 1.11(a)
Other Party	Section 8.13(j)
Other Stock Awards	Section 1.11(b)
Permitted Liens	Section 8.13(k)
Person	Section 8.13(l)
Privacy Policy	Section 3.2(u)(xi)
Proxy Statement	Section 3.1(e)(i)
Purchaser	Recitals

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Purchaser Board Approval	Section 3.1(f)
Purchaser Common Stock	Recitals
Purchaser ESPP	Section 3.1(b)(i)
Purchaser SEC Reports	Section 3.1(d)(i)
Purchaser Stock Plans	Section 3.1(b)(i)
Required Company Vote	Section 3.2(g)
Reverse Merger Election	Section 1.1
Ruling	Section 3.2(1)(ii)
Sarbanes-Oxley Act	Section 3.2(n)(i)
SEC	Section 8.13(m)
Securities Act	Section 3.1(c)(iii)
Share Issuance	Section 3.1(c)(i)
Single-Employer Plan	Section 3.2(w)(iii)
Stock Consideration	Section 1.8(b)
Subsidiary	Section 8.13(n)
Subsidiary Held Certificate	Section 1.8(d)
Subsidiary Held Stock	Section 1.8(d)
Subsidiary Stock Consideration	Section 1.8(d)
Superior Proposal	Section 8.13(o)
Surviving Corporation	Section 1.1
Tax	Section 8.13(p)
Tax Return	Section 8.13(q)
Third Party	Section 8.13(a)
Transition Team	Section 5.12
Violation	Section 3.1(c)(ii)
Voting Agreement	Recitals

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AGREEMENT AND PLAN OF MERGER, dated as of September 27, 2005 (this “Agreement”), among WellPoint, Inc., an Indiana corporation (“Purchaser”), WellPoint Holding Corp., a Delaware corporation and a direct wholly owned subsidiary of Purchaser (“Merger Sub”), and WellChoice, Inc., a Delaware corporation (“Company”).

WITNESSETH:

WHEREAS, the respective Boards of Directors (as defined in Section 8.13(d)) of Purchaser and Company deem it advisable and in the best interests of each corporation and its shareholders and stockholders, respectively, that Purchaser and Company engage in a business combination in order to advance the long-term strategic business interests of Purchaser and Company;

WHEREAS, the combination of Purchaser and Company shall be effected by the terms of this Agreement through a merger as outlined below;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Purchaser, Merger Sub and Company have adopted or approved this Agreement, pursuant to which Company will be merged with and into Merger Sub on the terms and subject to the conditions set forth in this Agreement (the “Merger”), with each share of (a) common stock, $0.01 par value, of Company (“Common Stock”) and (b) Class B common stock, $0.01 par value, of the Company (“Class B Common Stock”, and, together with the Common Stock, “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3) (other than (i) Company Treasury Shares (as defined in Section 1.8(a)), (ii) shares of Company Common Stock owned by Purchaser or Merger Sub, (iii) Dissenting Shares (as defined in Section 1.9) and (iv) Subsidiary Held Stock (as defined in Section 1.8(d))) being converted into the right to receive (x) $38.25 cash, without interest, and (y) 0.5191 shares of common stock, par value $0.01 per share, of Purchaser (“Purchaser Common Stock”);

WHEREAS, Purchaser and The New York Public Asset Fund (the “Fund”) will enter into a Voting Agreement simultaneously herewith (the “Voting Agreement”), which has been approved by the Board of Directors of Company for the purposes of Section 203 of the Delaware General Corporation Law (“DGCL”);

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder and that this Agreement shall constitute a plan of reorganization within the meaning of Sections 354 and 361 of the Code (subject to the election provided for in Section 1.1); and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Company shall be merged with and into Merger Sub at the Effective Time (as defined in Section 1.3). Upon consummation of the Merger, the separate corporate existence of Company shall cease and Merger Sub shall continue as the surviving corporation (the “Surviving Corporation”). In lieu of Company being merged with and into Merger Sub, if all of the conditions set forth in Article VI (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) have been satisfied or waived other than the conditions set forth in Section 6.2(h) or 6.3(c) (relating to the receipt of opinions that the Merger is a reorganization under Section 368(a) of the Code), Purchaser shall have the right to irrevocably elect (the “Reverse Merger Election”) by notice delivered to Company, and upon the terms and subject to the conditions set forth in this Agreement, to cause the “Merger” to be a merger of Merger Sub with and into Company at the Effective Time, in which case, following the Merger, the separate corporate existence of Merger Sub shall cease and Company shall continue as the Surviving Corporation. The parties agree to amend this Agreement and any related documents to the extent necessary to provide for more specific mechanics with respect to the Reverse Merger Election, if made.

1.2 Closing. Subject to the terms and conditions hereof, the closing of the Merger and the transactions contemplated by this Agreement (the “Closing”) will take place on the Business Day (as defined in Section 8.13(e)) after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI (other than any such conditions which by their terms cannot be satisfied until the Closing Date, which shall be required to be so satisfied or waived (subject to applicable law) on the Closing Date) unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York, unless another place is agreed to in writing by the parties hereto.

1.3 Effective Time. At the Closing, the parties shall file a certificate of merger (the “Certificate of Merger”) in such form as is required by and executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent time as Purchaser and Company shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall be the debts, liabilities and duties of the Surviving Corporation.

1.5 Certificate of Incorporation. At the Effective Time and without any further action on the part of Company or Merger Sub, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

1.6 Bylaws. At the Effective Time and without any further action on the part of Company and Merger Sub, the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation, until thereafter changed or amended or repealed as provided therein, in the certificate of incorporation of the Surviving Corporation or by applicable law.

1.7 Directors and Officers of Surviving Corporation. The directors of Merger Sub as of the Effective Time shall serve as directors of the Surviving Corporation until the earlier of their death, resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected or appointed and qualified. The persons designated by the Board of Directors of Merger Sub prior to the Effective Time shall serve as the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected or appointed and qualified.

1.8 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock:

(a) All shares of Company Common Stock that are held by Company as treasury stock (the “Company Treasury Shares”) or by Purchaser or Merger Sub shall be canceled and shall cease to exist and no cash, Purchaser Common Stock or other consideration shall be delivered in exchange therefor.

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) Company Treasury Shares, (ii) shares of Company Common Stock owned by Purchaser or Merger Sub, (iii) Dissenting Shares and (iv) Subsidiary Held Stock) shall be converted at the Effective Time into the right to receive (x) $38.25 in cash, without interest (the “Cash Consideration”), and (y) 0.5191 shares of Purchaser Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Company Certificate (as defined in Section 1.10) shall thereafter represent the right to receive the Merger Consideration, cash for fractional shares in accordance with Section 2.5 and any dividends or other distributions pursuant to Section 2.3 upon the surrender of the Company Certificate in accordance with the terms hereof.

(c) Each share of common stock, par value $0.01, of Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding and unchanged following the Effective Time as shares of the Surviving Corporation.

(d) Each share of Company Common Stock held by a Subsidiary (as defined in Section 8.13(n)) (other than Merger Sub) of Purchaser (“Subsidiary Held Stock”) shall be converted into the right to receive a number of shares of Purchaser Common Stock equal to the product of one multiplied by the Option Exchange Ratio (as defined in Section 1.11(a)) (“Subsidiary Stock Consideration”) and no Cash Consideration. Upon such conversion, all such shares of Subsidiary Held Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate which immediately prior to the Effective Time represented any such shares of Subsidiary Held Stock (“Subsidiary Held Certificate”) shall thereafter represent the right to receive the Subsidiary Stock Consideration and cash for fractional shares in accordance with Section 2.5 upon the surrender of such certificate in accordance with the terms hereof.

1.9 Dissenter’s Rights. Notwithstanding Section 1.8(b), any shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a person who has not voted in favor of the Merger and who has properly demanded in writing appraisal for such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration or be entitled to cash in lieu of fractional shares of Purchaser Common Stock or any dividends or other distributions pursuant to this Article I unless and until the holder thereof (“Dissenting Stockholder”) shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal of such shares of Company Common Stock held by such holder under Section 262 of the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to shares of Company Common Stock owned by such Dissenting Stockholder. If any Person (as defined in Section 8.13(l)) who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent with respect to any shares of Company Common Stock, such shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted into the right to receive the Merger Consideration pursuant to Section 1.8 hereof. Company shall give Purchaser (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to applicable law received by Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands for appraisal under the DGCL. Company shall not, except with the prior written consent of Purchaser, make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

1.10 Exchange Agent. Prior to the Effective Time, Purchaser shall appoint EquiServe Trust Company, N.A., or another bank or trust at Purchaser’s sole discretion, as exchange agent (the “Exchange Agent”) for the purpose of exchanging certificates which immediately prior to the Effective Time evidenced shares of Company Common Stock (the “Company Certificates”) for the Merger Consideration.

1.11 Company Stock Options and Other Stock Awards.

(a) At the Effective Time, each employee or director stock option exercisable for shares of Company Common Stock (the “Company Stock Options”) outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any further action on the part of Company or the holders thereof, be converted automatically into an option to purchase a number of shares of Purchaser Common Stock (a “Converted Option”) equal to the product of the number of shares of Company Common Stock subject to such Company Stock Option multiplied by the Option Exchange Ratio; provided that any fractional share resulting from such multiplication shall be rounded down to the nearest whole share. The “Option Exchange Ratio” shall mean the sum of (i) 0.5191 plus (ii) a fraction the numerator of which is 38.25 and the denominator of which is the closing trading price of Purchaser Common Stock on the New York Stock Exchange Inc. (“NYSE”), as reported in the Wall Street Journal, Eastern Edition (or such other source as the parties shall agree upon in writing), on the Business Day prior to the Effective Time. The terms and conditions of the Converted Options shall, subject to the provisions relating to acceleration of vesting and exercisability set forth in Section 1.11(f), otherwise remain the same as the terms and conditions of the Company Stock Options, except that the exercise price per share of each Converted Option shall equal the exercise price per share of such Company Stock Option divided by the Option Exchange Ratio; provided that such exercise price shall be rounded up to the nearest whole cent.

(b) For purposes hereof, all shares of restricted Company Common Stock (the “Company Restricted Stock Awards”), together with all other awards of shares of Company Common Stock subject to vesting or future issuance under any Company Stock Plan, including without limitation stock appreciation rights, restricted stock units and deferred stock awards (but not including Company Stock Options or the Company ESPP (as defined in Section 4.1(b)), shall be referred to as the “Other Stock Awards.” At the Effective Time, all Other Stock Awards held by employees or directors of Company or its Subsidiaries immediately prior to the Effective Time shall, by virtue of the Merger and without any further action on the part of Company or the holders thereof, be converted automatically into a right or award with respect to a number of shares of Purchaser Common Stock (a “Converted Other Stock Award”) equal to the product of the number of shares of Company Common Stock subject to such Other Stock Award multiplied by the Option Exchange Ratio; provided that any fractional shares resulting from such multiplication shall be rounded down to the nearest whole share. The terms and conditions of the Converted Other Stock Awards shall, subject to the provisions relating to acceleration of vesting and exercisability and/or lapsing of restrictions set forth in Section 1.11(f), otherwise remain the same as the terms and conditions applicable to the Other Stock Awards under the plan and award agreements pursuant to which such Other Stock Awards were granted as in effect immediately prior to the Effective Time.

(c) At the Effective Time, all of the Company Stock Options and Other Stock Awards shall, by virtue of the Merger and without any further action on the part of Company or the holders thereof, be assumed in full by Purchaser, which shall have assumed all plans and agreements pursuant to which a Company Stock Option or Other Stock Award has been issued (the “Company Stock Plans”) as of the Effective Time by virtue of this Agreement and without any further action by Purchaser. From and after the Effective Time, all references to Company in the Company Stock Plans and in any agreements granting Company Stock Options or Other Stock Awards shall be deemed to refer to Purchaser. Purchaser shall take all actions with respect to the Company Stock Plans, and the Company Stock Options and Other Stock Awards, that are necessary to implement the provisions of this Section 1.11, including all corporate action necessary to reserve for issuance a sufficient number of shares of Purchaser Common Stock for delivery upon exercise of the Converted Options or future issuance under the Converted Other Stock Awards. Purchaser shall take all actions reasonably necessary to cause the registration of the shares of Purchaser Common Stock subject to the Converted Options or Converted Other Stock Awards to become effective as part of a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Purchaser Common Stock subject to the Converted Options or Converted Other Stock Awards promptly, but in any event no later than the Closing Date; and, thereafter, Purchaser shall deliver or make available to holders of Converted Options or Converted Other Stock Awards any applicable prospectus and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Converted Options or Converted Other Stock Awards remain outstanding.

(d) Purchaser and Company agree that, in order to most effectively compensate and retain Company Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Securities Exchange Act of 1934, as amended and including all rules and regulations promulgated thereunder (the “Exchange Act”), to the fullest extent permitted by applicable law in connection with the conversion of Company Common Stock and other equity securities (i.e., Company Stock Options and Other Stock Awards) into shares of Purchaser Common Stock, Converted Options and Converted Other Awards in the Merger and for that compensatory and retentive purpose agree to the provisions of this Section 1.11(d). The Board of Directors of Company, or a committee of Non-Employee Directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) thereof, shall adopt a resolution providing that the disposition by Company Insiders of Company Common Stock in exchange for the Merger Consideration and the disposition by Company Insiders of Company Stock Options and Other Stock Awards upon conversion into Converted Options and Converted Other Stock Awards, in each case, pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. “Company Insiders” shall mean those officers and directors of Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act. In addition, with respect to any director or officer of Company who at the Effective Time will become a director or officer of Purchaser subject to the reporting requirements of Section 16(a) of the Exchange Act, the Board of Directors of Purchaser, or a committee of Non-Employee Directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) thereof, shall adopt a resolution providing that the acquisition by such Persons of Purchaser Common Stock and the acquisition by such Persons of Converted Options and Converted Other Stock Awards, in each case, pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act.

(e) As soon as practicable after the Effective Time, Purchaser shall deliver or cause to be delivered to each holder of Converted Options or Converted Other Stock Awards an appropriate notice setting forth such holder’s rights pursuant to any Company Stock Plans, after giving effect to the transactions hereunder.

(f) Company, including the Board of Directors of Company and any committee acting on behalf of Company or the Board of Directors of Company, shall take all actions necessary to provide for the acceleration of the vesting and exercisability of, and/or lapsing of restrictions on, all Company Stock Options and Other Stock Awards, as applicable, as of the Effective Time, but shall not otherwise amend, modify or change the terms of any such Company Stock Options or Other Stock Awards; provided, however, that no Company Stock Options awarded to Company’s President and Chief Executive Officer and/or Company’s “named executive officers” (as defined in Item 402 of Regulation S-K promulgated under the Exchange Act) shall be accelerated as to exercisability pursuant to this Section 1.11(f) and such Company Stock Options shall instead continue to be exercisable in accordance with their terms.

1.12 Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Purchaser Common Stock or Company Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration, the Option Exchange Ratio and the Subsidiary Stock Consideration shall be appropriately adjusted to provide to the holders of Company Common Stock, Company Stock Options and Other Stock Awards the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE II

EXCHANGE OF CERTIFICATES

2.1 Exchange Fund. At or prior to the Effective Time, Purchaser shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock, (i) certificates representing the Purchaser Common Stock issuable pursuant to Section 1.8 (or otherwise shall make shares of Purchaser Common Stock available for such issuance) and (ii) cash sufficient to pay the aggregate Cash Consideration to be paid in the Merger, cash for fractional shares in accordance with Section 2.5 and any dividends or other distributions pursuant to Section 2.3. Purchaser shall make available to the Exchange Agent, from time to time as needed, additional cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.5 and any dividends and other distributions pursuant to Section 2.3. Any cash and certificates of Purchaser Common Stock deposited with the Exchange Agent (or shares of Purchaser Common Stock otherwise made available to the Exchange Agent pursuant to this Section 2.1) shall hereinafter be referred to as the “Exchange Fund.”

2.2 Exchange Procedures. Promptly, but in any event within ten Business Days after the Effective Time, Purchaser shall cause the Exchange Agent to mail to each holder of record of a Company Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Purchaser may reasonably specify and (ii) instructions for effecting the surrender of such Company Certificates in exchange for the Merger Consideration. Upon surrender of a Company Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Certificate shall be entitled to receive in exchange therefor (A) the number of shares of Purchaser Common Stock that such holder has the right to receive pursuant to Section 1.8 (which shall be in uncertificated book-entry form unless a physical certificate is requested) and (B) a check in the amount of the aggregate Cash Consideration that such holder has the right to receive pursuant to Section 1.8 and for the cash that such holder has the right to receive pursuant to the provisions of this Article II, including cash in lieu of any fractional shares of Purchaser Common Stock pursuant to Section 2.5 and dividends and other distributions pursuant to Section 2.3. No interest will be paid or will accrue on the Cash Consideration or on any cash payable pursuant to Section 2.3 or Section 2.5. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of Company, the proper number of shares of Purchaser Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) and a check in the amount of the aggregate Cash Consideration that such holder has the right to receive pursuant to Section 1.8, the cash in lieu of any fractional shares of Purchaser Common Stock pursuant to Section 2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued and paid with respect to such Company Common Stock to such a transferee if the Company Certificate representing such shares of Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

2.3 Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Purchaser Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate with respect to the shares of Purchaser Common Stock that such holder would be entitled to receive upon surrender of such Company Certificate until such holder shall surrender such Company Certificate in accordance with Section 2.2. Subject to the effect of applicable laws, following surrender of any such Company Certificate, there shall be paid to such holder of shares of Purchaser Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date prior to such surrender payable with respect to such shares of Purchaser Common Stock and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Purchaser Common Stock.

2.4 No Further Ownership Rights in Company Common Stock or Subsidiary Held Stock. All shares of Purchaser Common Stock issued and cash paid upon conversion of shares of Company Common Stock or Subsidiary Held Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3 or 2.5) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock or Subsidiary Held Stock. Until surrendered as contemplated by this Article II, each Company Certificate or Subsidiary Held Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or the Subsidiary Stock Consideration (and any cash to be paid pursuant to Section 2.3 or 2.5), or the right to the payment provided by Section 262 of the DGCL pursuant to Section 1.9, as applicable.

2.5 No Fractional Shares of Purchaser Common Stock.

(a) No certificates or scrip representing fractional shares of Purchaser Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Company Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Purchaser or a holder of shares of Purchaser Common Stock.

(b) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock or Subsidiary Held Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Purchaser Common Stock (after taking into account all Company Certificates or Subsidiary Held Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Purchaser Common Stock multiplied by (ii) the closing price for a share of Purchaser Common Stock on the NYSE Composite Transactions Tape on the date of the Effective Time or, if such date is not a Business Day, the Business Day immediately before the date on which the Effective Time occurs. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Purchaser, and Purchaser shall cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

2.6 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Certificates twelve months after the Effective Time shall be delivered to Purchaser or otherwise on the instruction of Purchaser and any holders of the Company Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Purchaser for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.8 and Section 2.2, any cash in lieu of fractional shares of Purchaser Common Stock to which such holders are entitled pursuant to Section 2.5 and any dividends or distributions with respect to shares of Purchaser Common Stock to which such holders are entitled pursuant to Section 2.3.

2.7 No Liability. None of Purchaser, Merger Sub, Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.8 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Purchaser on a daily basis, or as otherwise agreed to by Purchaser and the Exchange Agent. Any interest and other income resulting from such investments shall promptly be paid to Purchaser, or as otherwise agreed to by Purchaser and the Exchange Agent.

2.9 Lost Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company

Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Company Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional shares of Purchaser Common Stock, and unpaid dividends and distributions on shares of Purchaser Common Stock deliverable in respect thereof, in each case, pursuant to this Agreement.

2.10 Withholding Rights. Each of the Surviving Corporation and Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and Treasury regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Purchaser, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Purchaser, as the case may be, and such amounts shall be delivered by the Surviving Corporation or Purchaser, as the case may be, to the applicable taxing authority.

2.11 Further Assurances. At and after the Effective Time, the officers and managers of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

2.12 Stock Transfer Books. The stock transfer books of Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of Company. On or after the Effective Time, any Company Certificate presented to the Exchange Agent or Purchaser for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional shares of Purchaser Common Stock to which the holders thereof are entitled pursuant to Section 2.5 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Purchaser. Purchaser represents and warrants to Company as follows:

(a) Organization, Standing and Power. Purchaser is a corporation duly organized, validly existing and in good standing (as defined in Section 8.13(f)) under the laws of

Indiana, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in Section 8.13(i)) on Purchaser.

(b) Capital Structure. The authorized capital stock of Purchaser consists of (i) 900,000,000 shares of Purchaser Common Stock, of which 625,213,965 shares were outstanding as of September 23, 2005 and (ii) 100,000,000 shares of preferred stock, without par value, none of which are outstanding. Except for Purchaser Common Stock issued upon exercise of options, no shares of Purchaser Common Stock have been issued between September 23, 2005 and the date hereof. All issued and outstanding shares of the capital stock of Purchaser are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to (or has been issued in violation of) preemptive rights. Other than 3,778,582 shares of Purchaser Common Stock reserved for issuance under the Purchaser Employee Stock Purchase Plan (the “Purchaser ESPP”), as of the date hereof, there are no outstanding options, warrants or other rights to acquire capital stock from Purchaser other than restricted stock and share equivalents representing in the aggregate the right to purchase no more than 50,117,267 shares of Purchaser Common Stock under any stock option or similar plan of Purchaser (the “Purchaser Stock Plans”) or otherwise. All shares of Purchaser Common Stock to be issued in connection with the Merger and the other transactions contemplated hereby (including, without limitation, all shares of Purchaser Common Stock to be issued upon exercise of the Converted Options) will, when issued in accordance with the terms hereof, have been duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (as defined in Section 8.13(h)).

(c) Authority; No Conflicts.

(i) Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, including, without limitation, the issuance of the shares of Purchaser Common Stock to be issued in the Merger (the “Share Issuance”) and upon the exercise of Converted Options. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming that this Agreement constitutes a valid and binding agreement of Company, constitutes a valid and binding agreement of Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

(ii) The execution and delivery of this Agreement by Purchaser does not, and the consummation by Purchaser of the Merger and the other transactions contemplated hereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien on any assets (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, is hereinafter referred to as a “Violation”) pursuant to: (A) any provision of the articles of incorporation or bylaws of Purchaser or (B) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchaser or its properties or assets.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) or expiry of any related waiting period is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement by Purchaser or Merger Sub or the consummation of the Merger and the other transactions contemplated hereby, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (B) state securities or “blue sky” laws (the “Blue Sky Laws”); (C) the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”); (D) the Exchange Act; (E) the DGCL with respect to the filing of the Certificate of Merger; (F) rules and regulations of the NYSE; (G) approval for acquisition or change of control or similar filings in the states of New York and New Jersey; (H) filings required under applicable state insurance antitrust laws; and (I) such consents, approvals, orders, authorizations, registrations, declarations and filings and expiry of waiting periods the failure of which to make or obtain or expire would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (H) are hereinafter referred to as “Necessary Consents.”

(d) Reports and Financial Statements.

(i) Purchaser has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC (as defined in Section 8.13(m)) since January 1, 2004 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Purchaser SEC Reports”). None of the Purchaser SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the Purchaser SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Purchaser as of the respective dates or for the respective periods set forth therein, all in conformity with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring adjustments that were not or are not expected to be material in amount, and lack of footnote disclosure. All of such Purchaser SEC Reports (including any financial statements included or incorporated by reference therein), as of their respective dates (and as of the date of any amendment to the respective Purchaser SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

(ii) Except (A) to the extent reflected in the balance sheet of Purchaser included in the Purchaser SEC Report last filed prior to the date hereof or (B) incurred in the ordinary course of business since the date of the balance sheet referred to in the preceding clause (A), Purchaser does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by Purchaser for inclusion or incorporation by reference in (A) the registration statement on Form S-4 to be filed with the SEC by Purchaser in connection with the Share Issuance, or any of the amendments or supplements thereto (collectively, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the proxy statement for use relating to the adoption by the stockholders of Company of this Agreement, or any of the amendments or supplements thereto (collectively, the “Proxy Statement”) will, on the date it is first mailed to Company stockholders or at the time of the Company Stockholders Meeting (as defined in Section 5.1(b)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

(ii) Notwithstanding the foregoing provisions of this Section 3.1(e), no representation or warranty is made by Purchaser with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information not supplied by it or Merger Sub.

(f) Board Approval. The Board of Directors of Purchaser, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way (the “Purchaser Board Approval”), has unanimously approved this Agreement and the transactions contemplated hereby, including the Merger.

(g) No Vote Required. No vote or other action by the shareholders of Purchaser is required by law, Purchaser’s articles of incorporation or bylaws or otherwise in order for Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(h) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, since December 31, 2004, there has not been any change, circumstance or event which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

3.2 Representations and Warranties of Company. Company represents and warrants to Purchaser as follows:

(a) Organization, Standing and Power; Subsidiaries.

(i) Each of Company and each of its Subsidiaries is a corporation or other Person duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Company and each of its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. The copies of the certificate of incorporation and bylaws of Company and of its material Subsidiaries which were previously furnished or made available to Purchaser are true, complete and correct copies of such documents as in effect on the date of this Agreement. Company has made available to Purchaser correct and complete copies of the minutes of all meetings of (w) Company stockholders, (x) the Board of Directors of Company, (y) each committee of the Board of Directors of Company and (z) the Board of Directors of each of the Subsidiaries of Company held since January 1, 2001.

(ii) Except as set forth in Section 3.2(a) of the Company Disclosure Schedule delivered by Company to Purchaser prior to the execution of this Agreement (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein and any other representation and warranty to which its relevance is reasonably apparent) (the “Company Disclosure Schedule”), all the outstanding shares of capital stock of, or other equity interests in, each of its Subsidiaries have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Section 3.2(a) of the Company Disclosure Schedule lists all of the Subsidiaries of Company, and for each such Subsidiary, the state of formation and each jurisdiction in which each such Subsidiary is qualified or licensed to do business. Except as explicitly set forth in the Company SEC Reports (as defined in Section 3.2(d)(i)) or in Section 3.2(a) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity. The Company does not own, directly or indirectly, any voting interest in any Person that would create a filing obligation by Purchaser under the HSR Act, other than the filing required by Purchaser in connection with the Merger.

(b) Capital Structure.

(i) The authorized capital stock of Company consists of (A) 225,000,000 shares of Common Stock, of which 84,161,650 shares were outstanding as of September 23, 2005, (B) one share of Class B common stock, par value $0.01 per share, which was outstanding as of September 23, 2005 and (C) 25,000,000 shares of preferred stock, par value $0.01 per share, none of which are currently outstanding. Except for Company Common Stock issued upon exercise of Company Stock Options, no shares of Company Common Stock have been issued between September 23, 2005 and the date hereof. All issued and outstanding shares of the capital stock of Company are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to (or has been issued in violation of) preemptive rights. Other than 2,844,110 shares of Company Common Stock reserved for issuance under the Company ESPP (as defined in Section 4.1(b)), as of the date hereof, there are no outstanding options, warrants or other rights to acquire capital stock from Company other than the (1) Company Stock Options representing in the aggregate the right to purchase no more than 2,651,493 shares of Company Common Stock under the Company Stock Plan or otherwise and (2) restricted stock units representing in the aggregate no more than 55,122 shares of Company Common Stock under the Company Stock Plan or otherwise. Section 3.2(b) of the Company Disclosure Schedule sets forth a complete and correct list of (x) as of September 23, 2005, the number of shares of Company Common Stock subject to Company Stock Options or other rights to purchase or receive Company Common Stock granted under the Company Stock Plans or otherwise, and the date of grant, vesting date, expiration date, exercise price and holder of each such Company Stock Option, (y) as of September 23, 2005, the number of shares of restricted Company Common Stock and deferred share rights outstanding, and the date of grant, vesting date, expiration date and holder of each such share of restricted Company Common Stock or deferred share rights and (z) the total amount of deductions withheld for the semi-annual offering period ending December 31, 2005, with respect to purchases to be made pursuant to the Company ESPP. Upon any issuance of such shares of Company Common Stock as set forth in Section 3.2(b) of the Company Disclosure Schedule, such shares of Company Common Stock will be duly authorized, validly issued, fully paid, nonassessable, not subject to preemptive rights and free and clear of any Lien, pledge, security interest, claim or other encumbrance. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, as of the date hereof, there are no shareholder agreements, voting trusts or other agreements or understandings to which Company is a party or by which it is bound relating to the voting of any shares of the capital stock of Company.

(ii) No bonds, debentures, notes or other indebtedness of Company or any of its Subsidiaries having the right to vote on any matters on which stockholders may vote, are issued or outstanding.

(iii) Except as otherwise set forth in this Section 3.2(b) or as set forth in Section 3.2(b) of the Company Disclosure Schedule, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Company or any of its Subsidiaries is a party or by which any of them is bound obligating Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Company or any of its Subsidiaries or obligating Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no outstanding obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any of its Subsidiaries. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

(c) Authority; No Conflicts.

(i) Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the adoption of this Agreement by the Required Company Vote (as defined in Section 3.2(g)). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject to the adoption of this Agreement by the Required Company Vote. This Agreement has been duly executed and delivered by Company and, assuming that this Agreement constitutes a valid and binding agreement of Purchaser and Merger Sub, constitutes a valid and binding agreement of Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

(ii) The execution and delivery of this Agreement by Company does not, and the consummation by Company of the Merger and the other transactions contemplated hereby will not, conflict with, or result in a Violation pursuant to: (A) any provision of the certificate of incorporation or bylaws of Company or any Subsidiary of Company or (B) except as set forth in Section 3.2(c) of the Company Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any material Subsidiary of Company or their respective properties or assets.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or expiry of any related waiting period is required by or with respect to Company or any Subsidiary of Company in connection with the execution and delivery of this Agreement by Company or the consummation of the Merger and the other transactions contemplated hereby, except the Necessary Consents, the approvals set forth in Section 3.2(c) of the Company Disclosure Schedule and such consents, approvals, orders, authorizations, registrations, declarations and filings and expiry of waiting periods the failure of which to make or obtain or expire would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company.

(iv) To the Knowledge of the Company, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or expiry of any related waiting period is required by or with respect to the Fund in connection with the execution and delivery of this Agreement by Company or the consummation of the Merger and the other transactions contemplated hereby.

(v) None of the execution of this Agreement, the execution of the Voting Agreement or the consummation of the transactions contemplated hereby and thereby in the manner specified in this Agreement and the Voting Agreement will constitute a transfer of Company Common Stock in violation of the Company Common Stock ownership restrictions set forth in Article VII of Company’s Amended and Restated Certificate of Incorporation. None of the execution of this Agreement, the execution of the Voting Agreement or the consummation of the transactions contemplated hereby and thereby in the manner specified in this Agreement and the Voting Agreement will result in any Person becoming the “Beneficial Owner” (as such term is defined in the applicable BCBSA License Agreement (as defined in Section 8.13(c))) of a number of shares of Company Common Stock which would trigger the automatic termination provisions set forth in Section 9(d)(iii) (or any similar or comparable automatic termination provision) of any BCBSA License Agreement.

(d) Reports and Financial Statements.

(i) Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 1, 2002 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Company SEC Reports”). No Subsidiary of Company is required to file any form, report, registration statement, prospectus or other document with the SEC. None of the Company SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the Company SEC Reports (the “Company Financial Statements”) (A) presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Company and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP applied on a consistent basis throughout the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring adjustments that were not or are not expected to be material in amount, and lack of footnote disclosure, and (B) contains and reflects all necessary adjustments and accruals for a fair presentation of Company’s consolidated financial position and the consolidated results of its operations for the periods covered by such financial statements. Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, all of such Company SEC Reports (including any financial statements included or incorporated by reference therein), as of their respective dates (and as of the date of any amendment to the respective Company SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

(ii) Except (A) to the extent reflected in the balance sheet of Company included in the Company SEC Report last filed prior to the date hereof (the “Balance Sheet”), (B) as set forth in Section 3.2(d) of the Company Disclosure Schedule, (C) incurred in the ordinary course of business since the date of the Balance Sheet, (D) incurred after the date of the Balance Sheet pursuant to the terms of contracts in effect as of the date hereof or (E) incurred after the date of the Balance Sheet pursuant to the terms of contracts entered into after the date hereof not in violation of this Agreement, neither Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company.

(iii) Company has heretofore furnished Purchaser a complete and correct copy of all material agreements, documents or other instruments required to be, but which have not yet been, filed with the SEC and any amendments or modifications which have not yet been filed with the SEC to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by Company or any of its affiliates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Proxy Statement will, on the date it is first mailed to Company stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations thereunder.

(ii) Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by Company with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by Purchaser or Merger Sub.

(f) Board Approval. The Board of Directors of Company, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has unanimously (i) declared that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of Company and the stockholders of Company, (ii) approved this Agreement, the Merger and the transactions contemplated hereby, (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of Company; (iv) recommended that the stockholders of Company adopt this Agreement and (v) determined, in accordance with Section 13 of Article VII of Company’s Amended and Restated Certificate of Incorporation, that none of the execution of this Agreement, the execution of the Voting Agreement or the consummation of the transactions contemplated hereby and thereby in the manner specified in this Agreement and the Voting Agreement will constitute a transfer of Company Common Stock in violation of the Company Common Stock ownership restrictions set forth in Article VII of Company’s Amended and Restated Certificate of Incorporation. The Board of Directors of Company has approved this Agreement, the Merger, the Voting Agreement and the transactions contemplated hereby and thereby for purposes of Section 203 of the DGCL, and, except for Section 203 of the DGCL (which does not apply as a result of such approval of the Board of Directors of Company), no other “moratorium,” “control share,” “fair price,” or other state takeover statute applies to this Agreement, the Merger, the Voting Agreement or the transactions contemplated hereby and thereby.

(g) Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock and the Class B Common Stock entitled to vote upon adoption of this Agreement, voting together as a single class, at the Company Stockholders Meeting (the “Required Company Vote”) is the only vote of the holders of any class or series of Company’s capital stock necessary to consummate the transactions contemplated hereby.

(h) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Company, except Lazard Frères & Co., LLC (the “Company Financial Advisor”), whose fees and expenses will be paid by Company in accordance with Company’s agreements with such firm, a complete copy of which have been delivered to Purchaser on or prior to the date hereof.

(i) Litigation; Compliance with Laws.

(i) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or as set forth in Section 3.2(i) of the Company Disclosure Schedule, there is no suit, action, investigation or proceeding pending or, to the Knowledge of Company, threatened, against or affecting Company or any Subsidiary of Company having, or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Company or any Subsidiary of Company having, or which reasonably would be expected to have, individually or in the aggregate, a Material Adverse Effect on Company.

(ii) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the operation of the businesses of Company and its Subsidiaries, taken as a whole (the “Company Permits”). Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, the businesses of Company and its Subsidiaries are not being conducted in violation of, and Company has not received any notices of violations with respect to, any law, ordinance or regulation of any Governmental Entity, except for actual or possible violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. Since December 31, 2002, the Company and each of its Subsidiaries has timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Entity, including state health and insurance regulatory authorities (“Company Regulatory Filings”) and any applicable Federal regulatory authorities, and have timely paid all Taxes, fees and assessments due and payable in connection therewith, except where the failure to make such filings on a timely basis or payments would not be material to the Company or any of its Subsidiaries, taken as a whole. All such Company Regulatory Filings complied in all material respects with applicable law. All premium rates, rating plans, policy forms and terms established or used by the Company’s Subsidiaries that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved, the premiums charged conform in all material respects to the premiums so filed and/or approved and comply in all material respects with the laws applicable thereto, and to the Company’s Knowledge, no such premiums are subject to any investigation by any Governmental Entity.

(iii) Company is in compliance in all material respects with all material rules and regulations of the BCBSA.

(j) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and except as disclosed in the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, since December 31, 2004, (i) Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, (ii) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company and (iii) there has not been any action taken by Company or any of its Subsidiaries during the period from December 31, 2004 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time without the consent of Purchaser, would constitute a breach of Section 4.1.

(k) Opinion of Company Financial Advisor. The Board of Directors of Company has received the opinion of the Company Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, a complete copy of which opinion will promptly be made available to Purchaser after receipt by Company.

(l) Taxes.

(i) Except as set forth in Section 3.2(l) of the Company Disclosure Schedule, Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined in Section 8.13(q)) required to be filed by any of them and all such filed material Tax Returns are complete and accurate in all material respects; (B) have paid all Taxes (as defined in Section 8.13(p)) that are due and payable (whether or not shown as due and payable on such filed Tax Returns) or that Company or any of its Subsidiaries are obligated to pay without the filing of a Tax Return; (C) have paid all other assessments received to date in respect of Taxes other than those being contested in good faith for which provision has been made in accordance with GAAP on the most recent balance sheet included in Company’s Annual Report on Form 10-K for the year ended December 31, 2004; (D) have withheld from amounts owing to any employee, creditor or other Person all Taxes required by law to be withheld and have paid over to the proper governmental authority in a timely manner all such withheld amounts to the extent due and payable; (E) have not waived any applicable statute of limitations with respect to United States federal or state income or franchise Taxes and have not otherwise agreed to any extension of time with respect to a United States federal or state income or franchise Tax assessment or deficiency; (F) have never been members of any consolidated group for United States federal income tax purposes, other than the consolidated group of which Company is the common parent and (G) are not parties to any tax sharing agreement or arrangement other than with each other and do not have any liability for the Taxes of any other Person (other than Company or any of its Subsidiaries). Except as set forth in Section 3.2(l) of the Company Disclosure Schedule, (i) no liens for Taxes exist with respect to any of the assets or properties of Company or its Subsidiaries, except for statutory liens for Taxes not yet due or payable or that are being contested in good faith, (ii) Company has made available to Purchaser true, correct and complete copies of all material federal, state and local Tax Returns filed by Company and its Subsidiaries on which the statute of limitations has not expired, (iii) none of Company or its Subsidiaries has been a party to a Section 355 transaction that could give rise to a Tax liability pursuant to Section 355(e) of the Code and (iv) the income Tax Returns of Company and each of its Subsidiaries have been examined by and settled with (or received a “no change” letter from) the Internal Revenue Service (or the applicable statute of limitations has expired) for all years through 2004, and all material assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid. Except as set forth in Section 3.2(l) of the Company Disclosure Schedule, (i) there are not being conducted or threatened in writing any material audits, examinations, investigations, litigation, or other proceedings in respect of Taxes of Company or any Subsidiary; (ii) no written notice of any audits, examinations, investigations, litigation or other proceedings from any Taxing authority has been received by Company or any of its Subsidiaries with respect to a material amount of Taxes; (iii) none of Company or its Subsidiaries has any material deferred gains created by any other transaction, or has any material excess loss accounts; and (iv) no written claim that could give rise to material Taxes has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction. Except for actions taken in the event that the Reverse Merger Election is made, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action or is aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Company has made available to Purchaser correct and complete copies of any audit report issued relating to income or franchise Taxes of Company or any of its Subsidiaries with respect to which the statute of limitations has not expired. Neither the Company nor any of its Subsidiaries has engaged in a “confidential corporate tax shelter” within the meaning of Section 6111(d) of the Code and Treasury Regulation Section 301.6111-2, as in effect prior to the enactment of the American Jobs Creation Act of 2004, or a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(ii) None of Company or any of its Subsidiaries has taken any action or failed to take any action that could adversely affect the holdings of the private letter ruling issued by the Internal Revenue Service on January 22, 2003 (PLR 200317019) (the “Ruling”). Company has made available to Purchaser true, correct and complete copies of all written correspondence to the Internal Revenue Service with respect to the Ruling.

(iii) All statements and representations, written or oral, made by or on behalf of Company and its Subsidiaries to the Internal Revenue Service with respect to the conversion of Company into a for-profit stock corporation (the “Conversion”), including statements and representations made in connection with the private letter ruling request and pre-submission conference with respect to the Ruling, were true and accurate when made. Neither Company nor any of its Subsidiaries has taken any action or failed to take any action that could conflict with any of the representations made in connection with the Ruling.

(m) Accounting and Financial Matters. Since January 1, 2004, except as set forth in Section 3.2(m) of the Company Disclosure Schedule, Company has not received written notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity. Since January 1, 2004, Company’s independent public accounting firm has not informed Company that it has any material questions, challenges or disagreements regarding or pertaining to Company’s accounting policies or practices. Since January 1, 2004, no officer or director of Company has received, or is entitled to receive, any material compensation from any entity that has engaged in or is engaging in any material transaction with Company or any of its Subsidiaries. Set forth in Section 3.2(m) of the Company Disclosure Schedule is a list of all off-balance sheet special purpose entities and financing arrangements of Company and its Subsidiaries.

(n) Securities Laws Matters.

(i) With respect to the Company SEC Reports filed since July 30, 2002, each of the principal executive officer and principal financial officer of Company (or each former principal executive officer and principal financial officer of Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither Company nor any of its affiliates (as such term is defined in Rule 405 promulgated under the Securities Act) has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of Company.

(ii) Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (x) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Company, (y) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Company are being made only in accordance with authorizations of management and directors of Company, and (z) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements.

(iii) Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by Company is recorded and reported on a timely basis to the individuals responsible for the preparation of Company’s filings with the SEC and other public disclosure documents.

(iv) Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Company’s auditors and the audit committee of Company’s board of directors (x) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and has identified for Company’s auditors and the audit committee of Company’s board of directors any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting. Company has made available to Purchaser (A) a summary of any such disclosure made by management to Company’s auditors and the audit committee since June 30, 2002 and (B) any communication since June 30, 2002 made by management or Company’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. No attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to Company’s chief legal officer, the audit committee of the board of directors (or other committee designated for the purpose) or the board of directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(v) Company is, or will timely be, in compliance, in all material respects, with all current and proposed listing and corporate governance requirements of the NYSE, and is in compliance in all material respects, and will continue to remain in compliance from the date hereof until the Effective Time, with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

(o) Statutory Financial Statements. Except as otherwise set forth therein, the annual statements and the quarterly statements filed by Company or any of its Subsidiaries with the insurance departments or other insurance regulatory authorities of the states and other jurisdictions in which it has a domiciled insurance company or health maintenance organization or similar entity (the “Company State Agencies”) for the years ended December 31, 2002, 2003, and 2004 and for each quarterly and annual period ending after December 31, 2004 and prior to the Closing Date (the “Company State Agency Filings”) and the statutory balance sheets and income statements included in such Company State Agency Filings fairly present, or will fairly present, in all material respects the statutory financial condition and results of operations of Company or such Subsidiaries, as applicable, as of the date and for the periods indicated therein and have been prepared, or will be prepared, in all material respects, in accordance with applicable statutory accounting principles consistently applied throughout the periods indicated, except as may be reflected therein or in the notes thereto, or the statutory reports and related actuarial opinions for Company or its Subsidiaries for the 2004 fiscal year, and subject to the absence of notes required by statutory accounting principles and to normal year-end adjustments.

(p) Reserves. The loss reserves and other actuarial amounts of Company and its Subsidiaries recorded in their respective financial statements contained in the Company SEC Reports and the Company State Agency Filings, as of their respective dates: (i) were determined in all material respects in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted in such financial statements); (ii) were fairly stated in all material respects in accordance with sound actuarial principles; (iii) satisfied all applicable laws and applicable requirements of the BCBSA in all material respects and have been computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding reserves in the prior fiscal years, except as otherwise noted in the financial statements and notes thereto included in the Company SEC Reports or the Company State Agency Filings and related actuarial opinions for Company and its Subsidiaries for the 2004 fiscal year a copy of which was made available to Purchaser prior to the date hereof; and (iv) include provisions for all actuarial reserves and related items which ought to be established in accordance with applicable laws and regulations and in accordance, in all material respects, with prudent insurance practices generally followed in the insurance industry. Company is not aware of any facts or circumstances which would necessitate any material adverse change in the statutorily required reserves or reserves above those reflected in the most recent balance sheet (other than increases consistent with past experience resulting from increases in enrollment with respect to services provided by Company or its Subsidiaries). The risk-based capital of each insurance and health maintenance organization Subsidiary of Company is now, and immediately prior to the Closing will be, not less than 300% of the authorized control level as defined in NAIC Risk-Based Capital Guidelines required by applicable law to the extent that such Subsidiary is subject to such requirement.

(q) Affiliate Transactions.

(i) Except as disclosed in the Company SEC Reports or as disclosed in Section 3.2(q)(i) of the Company Disclosure Schedule, there are no material contracts, commitments, agreements, arrangements, understandings or other transactions between Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of Company or any of its Subsidiaries; (ii) record or beneficial owner of five percent or more of the voting securities of Company; or (iii) affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand. Except as disclosed in the Company SEC Reports, since January 1, 2002, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

(ii) Section 3.2(q)(ii) of the Company Disclosure Schedule lists all loans to any executive officer of Company or any of its Subsidiaries outstanding as of the date hereof, including the date of the loan, the amount of the loan and the date of any amendment to the terms of the loan.

(r) Health Insurance Portability and Accountability Act of 1996. Company and its Subsidiaries are, and Company and its Subsidiaries’ businesses are being conducted, in compliance in all material respects with the Health Insurance Portability and Accountability Act of 1996, except as set forth in Section 3.2(r) of the Company Disclosure Schedule.

(s) Off-Balance Sheet Arrangements. Section 3.2(s) of the Company Disclosure Schedule describes, and Company has delivered to Purchaser copies of the documentation creating or governing, all securitization transactions and other “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K of the SEC) that existed or were effected by Company or its Subsidiaries since January 1, 2002 in effect on the date hereof.

(t) Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Company individually or in the aggregate, or as disclosed in Section 3.2(t) of the Company Disclosure Schedule; (i) the operations of Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws and with all Environmental Permits; (ii) no material written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no actions, suits, claims, investigations or other proceedings under or pursuant to Environmental Laws against Company or its Subsidiaries is pending or, to the Knowledge of Company or any of its Subsidiaries, threatened, involving any real property currently or formerly owned, operated or leased by Company, or its Subsidiaries; (iii) to the Knowledge of Company, no facts, circumstances or conditions relating to, arising from, associated with or attributable to any real property currently or formerly owned, operated or leased by Company or its Subsidiaries or operations of Company thereon would reasonably be expected to result in Environmental Liabilities; (iv) no release, discharge, spillage or disposal of any Hazardous Material and no soil, water or air contamination by any Hazardous Material has occurred or is occurring in, from or on any real property owned, operated or leased by Company or its Subsidiaries in conditions or concentrations that would reasonably be expected to result in Environmental Liabilities; and (v) Company has made available to Purchaser all Environmental Reports in the possession or control of Company or any of its Subsidiaries.

As used in this Agreement, “Environmental Laws” means any and all laws, rules, orders, regulations, statutes, ordinances, guidelines, codes, decrees, or other legally enforceable requirements (including, without limitation, common law) of any Governmental Entity, regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or of human health, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. sections 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. sections 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. sections 6901 et seq., the Clean Water Act, 33 U.S.C. sections 1251 et seq., the Clean Air Act, 42 U.S.C. sections 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. sections 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. sections 136 et seq. and the Oil Pollution Act of 1990, 33 U.S.C. sections 2701 et seq., as such laws have been amended or supplemented as of the Closing Date, and the regulations promulgated pursuant thereto as of the Closing Date, and all analogous state or local statutes. As used in this Agreement, “Environmental Liabilities” with respect to any Person means any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, which (i) arise under applicable Environmental Laws or with respect to Hazardous Materials and (ii) arise from actions occurring or conditions existing on or prior to the Closing Date. As used in this Agreement, “Environmental Permits” means any and all permits, consents, licenses, approvals, registrations, notifications, exemptions and any other authorization required under any applicable Environmental Law. As used in this Agreement, “Environmental Report” means any report, study, assessment or audit that addresses any issue of noncompliance with any Environmental Law, or any Environmental Liability of Company or any of its Subsidiaries. As used in this Agreement, “Hazardous Materials” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants, radioactivity, and any other substances of any kind, whether or not any such substance is defined as hazardous or toxic under any Environmental Law, that is regulated pursuant to or could give rise to liability under any applicable Environmental Law.

(u) Intellectual Property.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company or as disclosed in Section 3.2(u) of the Company Disclosure Schedule, (a) Company and each of its Subsidiaries exclusively owns, is exclusively licensed or otherwise has the exclusive right to use (in each case, free and clear of any Liens), all Intellectual Property used in, held for use in, or necessary for the conduct of its business as currently conducted and all Intellectual Property required for the continued conduct of its business; (b) the operation of the business of each of Company and its Subsidiaries, including, without limitation, the use of any Intellectual Property by Company and its Subsidiaries, does not infringe on, misappropriate, or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which Company or any Subsidiary acquired the right to use any Intellectual Property; (c) to the Knowledge of Company, no Person is challenging or infringing on or otherwise violating any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Company or its Subsidiaries; (d) neither Company nor any of its Subsidiaries has received any written notice of any claim or proceeding with respect to any Intellectual Property used by Company and its Subsidiaries and no Intellectual Property owned or licensed by Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property and all renewal and maintenance fees with respect thereto have been duly paid; and (e) Company and each of its Subsidiaries has taken reasonable measures to protect the secrecy and confidentiality of all confidential information that Company or any of its Subsidiaries owns or which is used in, held for use in, or necessary for the conduct of Company’s or its Subsidiaries’ business as currently conducted, and such confidential information has not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

(ii) For purposes of this Agreement, “Intellectual Property” shall mean trademarks, service marks, brand names, internet domain names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, methods and discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continued prosecution applications, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets, confidential information and know-how, and rights in any jurisdiction to limit the use or disclosure thereof by any Person; writings, compilations, databases and other works, whether copyrightable or not, in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; IT Assets, as applicable; and any similar intellectual property or proprietary rights.

(iii) Section 3.2(u) of the Company Disclosure Schedule sets forth a list of all material registrations, issuances, filings and applications for registration or issuance of Intellectual Property owned or exclusively licensed to Company or any of its Subsidiaries, as well as material unregistered trademarks, software, firmware or middleware owned or exclusively licensed to Company or any of its Subsidiaries. To the extent indicated on such schedule, such Intellectual Property has been duly registered in, filed in or issued by the United States Patent and Trademark Office, United States Copyright Office, a duly accredited and appropriate domain name registrar, the appropriate offices in the various states of the United States and the appropriate offices of other jurisdictions (foreign and domestic), and each such registration, filing and issuance remains valid, enforceable and in full force and effect as of the Closing Date. There are no actions that must be taken or payments that must be made within 180 days following the Closing Date that, if not taken, will materially and adversely affect the Intellectual Property listed on Section 3.2(u) of the Company Disclosure Schedule. Company and its Subsidiaries have the exclusive right to file, prosecute and maintain all applications and registrations with respect to such Intellectual Property.

(iv) Section 3.2(u) of the Company Disclosure Schedule sets forth a correct and complete list of all material licenses of Intellectual Property under which Company or any of its Subsidiaries is a (i) licensor or (ii) licensee (“IP Licenses”). Company and its Subsidiaries are not in material violation or breach of any IP Licenses. All of the IP Licenses are, to Company’s Knowledge, valid, enforceable and in full force and effect.

(v) Except as set forth in Section 3.2(u) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries has made any claim in writing of a violation, infringement, misuse or misappropriation by any third party (including, without limitation, any employee or former employee) of its rights to, or in connection with any Intellectual Property, which claim is unresolved. Except as set forth in Section 3.2(u) of the Company Disclosure Schedule or as contained in purchase orders or license agreements entered into in the ordinary course of business, neither Company nor any of its Subsidiaries has entered into any agreement to indemnify any other Person against any charge of infringement or misappropriation of any Intellectual Property.

(vi) Except as set forth in Section 3.2(u) of the Company Disclosure Schedule, there are no interferences or other contested proceedings, either pending or, to the Knowledge of Company or any of its Subsidiaries threatened, in the United States Copyright Office, the United States Patent and Trademark Office, or any governmental authority (foreign or domestic) relating to any pending application with respect to the Intellectual Property held for use or used in its business.

(vii) Each of Company and its Subsidiaries has secured valid written assignments from all Persons (including, without limitation, consultants and employees) who contributed to the creation or development of Intellectual Property owned by Company and its Subsidiaries, of the rights to such contributions that it does not already own by operation of law, except where the failure to obtain such assignment would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

(viii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, or as disclosed in Section 3.2(u) of the Company Disclosure Schedule; (a) the IT Assets of Company and its Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by Company and its Subsidiaries in connection with Company’s business; (b) to Company’s Knowledge, such IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults, devices or elements that (i) enable or assist any person to access without authorization such IT Assets or (ii) otherwise materially adversely affect the functionality of such IT Assets; (c) Company and each of its Subsidiaries has implemented reasonable backup and disaster recovery technology consistent with industry practices; and (d) to the Knowledge of Company and its Subsidiaries, no Person has gained unauthorized access to such IT Assets. None of the software, firmware or middlewear of the IT Assets incorporates, includes, is embedded with, or is dependent on any shareware, freeware or is otherwise covered by the GPL or other public or similar licensing regime.

(ix) For purposes of this Agreement, “IT Assets” means all computers, computer software, firmware, middleware, servers, source code, object code, development tools, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation, which are used in or necessary for the conduct of Company’s and its Subsidiaries’ business as currently conducted.

(x) Company and each of its Subsidiaries has made backups of all of its material proprietary software and databases and has maintained such software and databases at a secure off-site location. Except as set forth on Section 3.2(u) of the Company Disclosure Schedule, Company and its Subsidiaries have actual possession of all of the IT Assets they use or that are necessary for the operation and continued operation of their respective businesses.

(xi) Company and each of its Subsidiaries has in place a privacy policy (the “Privacy Policy”) regarding the collection and use of information from its customers or other Persons (“Customer Information”) in accordance with applicable law and industry standards and practice and such Privacy Policy (a copy of which has been delivered to Purchaser prior to the date hereof) applies to all customers of Company, and no other privacy policies regarding the collection and use of Customer Information have been adopted or used by the Company or any of its Subsidiaries. The Company and its Subsidiaries are in compliance with the Privacy Policy, and to the Company’s Knowledge, neither the Company nor any of its Subsidiaries uses Customer Information in an unlawful manner or in a manner that violates the privacy rights of its customers, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on Company. The Company and its Subsidiaries have adequate security measures in place to protect Customer Information from illegal access to and use by third parties or use by third parties in a manner that violates the privacy rights of their customers and other such Persons.

(v) Certain Agreements. Section 3.2(v) of the Company Disclosure Schedule lists, as of the date hereof, each of the following contracts, agreements or arrangements, whether written or oral, to which Company or any of its Subsidiaries is a party or by which it is bound (collectively, the “Company Material Contracts”): (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act); (ii) the 20 largest hospital contracts measured in terms of payments received from Company and its Subsidiaries, the 20 largest insured customer contracts measured in terms of members covered and the 5 largest physician provider contracts measured in terms of payments received from Company and its Subsidiaries; (iii) the 20 largest administrative services contracts based on membership; (iv) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments providing for the lending of money, whether as borrower, lender or guarantor, in amounts greater than $2,000,000 (it being understood that trade payables, ordinary course business funding mechanisms between Company and its customers and providers and guarantees of indebtedness by Company and its Subsidiaries to Company and its Subsidiaries shall not be considered indebtedness for purposes of this provision); (v) any contract or other agreement expressly restricting the payment of dividends or the repurchase of stock or other equity; (vi) collective bargaining contracts; (vii) material joint venture, partnership agreements or other similar agreements; (viii) any contract for the pending acquisition, directly or indirectly (by merger or otherwise), of any entity or business; (ix) any contract, agreement or policy for reinsurance involving ceded insurance premiums of greater than $2,000,000; (x) leases for real or personal property involving annual expense in excess of $1,000,000 and not cancelable by Company (without premium or penalty) within 12 months; (xi) all Contracts to which Company or any of its Subsidiaries is a party granting any license to intellectual property (other than trade and service marks) and any other license (other than real estate) having an aggregate value per license, or involving payments to Company or any of its Subsidiaries, of more than $2,000,000 on an annual basis; (xii) all confidentiality agreements (other than in the ordinary course of business), agreements by Company not to acquire assets or securities of a third party or agreements by a third party not to acquire assets or securities of Company; (xiii) any Contract, other than any insured customer contracts, having an aggregate value per Contract, or involving payments by or to Company or any of its Subsidiaries, of more than $10,000,000 on an annual basis that requires consent of a third party in the event of or with respect to the Merger, including in order to avoid termination or loss of benefit under any such Contract; (xiv) any non-competition agreement or any other agreement or arrangement that by its terms (A) limits or otherwise restricts Company or any of its Subsidiaries or any successor thereto or (B) would, after the Effective Time, limit or otherwise restrict Company or any of its Subsidiaries or Parent or any of its Subsidiaries including the Surviving Corporation or any successor thereto, from engaging or competing in any line of business or in any geographic area; (xv) any Contract or order with or from a Governmental Entity (other than for the provision of insurance or administrative services); and (xvi) all material outsourcing and specialty vendor Contracts. Company has previously made available to Purchaser complete and accurate copies of each Company Material Contract listed, or required to be listed, in Section 3.2(v) of the Company Disclosure Schedule (including all amendments, modifications, extensions, renewals, guarantees or other Contracts with respect thereto, but excluding certain names, terms and conditions that have been redacted in compliance with applicable laws governing the sharing of information or otherwise). All of the Company Material Contracts are valid and binding and in full force and effect (except those which are cancelled, rescinded or terminated after the date hereof in accordance with their terms), except where the failure to be in full force and effect, individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Company. To the Knowledge of Company, no Person is challenging the validity or enforceability of any Company Material Contract, except such challenges which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. Neither Company nor any of its Subsidiaries, and to the Knowledge of Company, as of the date hereof, none of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under the provisions of, any Company Material Contract, except for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

(w) Employee Benefit Plans.

(i) All domestic and foreign benefit and compensation plans, programs, contracts, commitments, practices, policies and arrangements that have been established, maintained or contributed to (or with respect to which an obligation to contribute has been undertaken) or with respect to which any potential liability is borne by Company or any of its Subsidiaries, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, stock option, stock purchase, restricted stock, stock appreciation rights, stock based, incentive and bonus plans (the “Company Plans”), are listed in Section 3.2(w)(i) of the Company Disclosure Schedule. Correct and complete copies of the following documents, with respect to each of the Company Plans have been delivered or made available to Purchaser by Company, to the extent applicable: (i) any Company Plans, together with all amendments and attachments thereto (including, in the case of any Company Plan not set forth in writing, a written description thereof); (ii) all trust documents, declarations of trust and other documents establishing other funding arrangements, and all amendments thereto and the latest financial statements thereof; (iii) the most recent annual report on IRS Form 5500 for each of the past three years and all schedules thereto and the most recent actuarial report; (iv) the most recent IRS determination letter; (v) summary plan descriptions and summaries of material modifications; (vi) the two most recently prepared actuarial valuation reports; (vii) all minutes with respect to meetings of each Company Plans’ administrative committee and/or plan administrator for the past three years; and (viii) all contracts and agreements relating to each Company Plan.

(ii) Except as set forth in Section 3.2(w)(ii) of the Company Disclosure Schedule: (A) each Company Plan, other than any “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plans”), is in compliance with ERISA, the Code and other applicable laws, except to the extent that any non-compliance would not result in material liability to Company or any of its Subsidiaries; (B) each Company Plan subject to ERISA (the “Company ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS covering all Tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination or opinion letter within the applicable remedial amendment period under Section 401(b) of the Code, and Company is not aware of any circumstances likely to result in the loss of the qualification of such Company Pension Plan under Section 401(a) of the Code; (C) neither Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Company, the Surviving Corporation, or any of their Subsidiaries to a material Tax or material penalty imposed by either Section 4975 of the Code or Section 409 or 502(i) of ERISA and neither Company nor any of its Subsidiaries has any material liability under the Code with respect to any Company Plans, including any liability under any other provision of Chapter 43 of the Code; and (D) neither Company nor any of its Subsidiaries has incurred nor reasonably expects to incur a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

(iii) Except as set forth in Section 3.2(w)(iii) of the Company Disclosure Schedule: (A) no material liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA (“Single-Employer Plan”) currently maintained or contributed to (or with respect to which an obligation to contribute has been undertaken) or with respect to which any potential liability is borne by any of them, or the Single-Employer Plan of any entity which is considered one employer with Company under Section 4001 of ERISA or Section 414 of the Code (a “Company ERISA Affiliate”); (B) Company and its Subsidiaries have not incurred any material withdrawal liability (including any contingent or secondary withdrawal liability) with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of a Company ERISA Affiliate) that has not been satisfied in full and no condition or circumstance has existed that presents a material risk of the occurrence of any withdrawal from or the partition, termination, reorganization or insolvency of any such Multiemployer Plan which could result in any material liability to Company or any of its Subsidiaries; and (C) no notice of a “reportable event,” within the meaning of Section 4043 of ERISA has occurred or is expected to occur for any Company Pension Plan or by any Company ERISA Affiliate that would reasonably be expected to result in material liability to Company or any of its Subsidiaries.

(iv) Except as set forth in Section 3.2(w)(iv) of the Company Disclosure Schedule: (A) all contributions required to be made under the terms of any Company Plan, as of the date hereof, have been timely made or have been reflected in the Company Financial Statements, except to the extent that failure to make such contribution would not result in material liability to Company; (B) neither any Company Pension Plan nor any Single-Employer Plan of a Company ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and neither the Company nor any of its Subsidiaries nor any Company ERISA Affiliate has applied for or obtained funding waiver; (C) it is not reasonably anticipated that required minimum contributions to any Company Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code; and (D) neither Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any Single-Employer Plan of a Company ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company or except as set forth in Section 3.2(w)(v) of the Company Disclosure Schedule, as of the date hereof, there is no pending or, to the Knowledge of Company, threatened, litigation relating to the Company Plans.

(vi) Except as disclosed in Section 3.2(w)(vi) of the Company Disclosure Schedule, or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, there has been no amendment to, announcement by Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Except as set forth in Schedule 3.2(w)(vi), neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (v) entitle any employees of Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (w) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans, (x) limit or restrict the right of Company to merge, amend or terminate any of the Company Plans, (y) cause Company or any of its Subsidiaries to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award or (z) result in payments under any of the Company Plans which would not reasonably be expected to be deductible under Section 162(m) or Section 280G of the Code.

(vii) Each Company Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) that Company is a party to has been operated since January 1, 2005 in compliance with Section 409A of the Code and IRS Notice 2005-1.

(viii) Company and its Subsidiaries have classified all individuals who perform or who have performed services for them correctly under each Company Plan, ERISA, the Code and other applicable law as common law employees, independent contractors or leased employees, except to the extent that any misclassification would not reasonably be expected to result in material liability to Company or any of its Subsidiaries.

(x) Labor Matters. Except as set forth in Section 3.2(x) of the Company Disclosure Schedule, (i) as of the date hereof neither Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization (other than contracts or other agreements or understandings with labor unions or labor organizations in connection with products and services offered and sold to such unions and organizations by Company or its Subsidiaries); (ii) neither Company nor any of its Subsidiaries is the subject of any proceeding asserting that it or any Subsidiary has committed an unfair labor practice or sex, age, race or other discrimination or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company; (iii) there are no current or, to the Knowledge of Company, threatened organizational activities or demands for recognition by a labor organization seeking to represent employees of Company or any Subsidiary, or labor strike and no such activities have occurred during the past 24 months; (iv) no grievance, arbitration, complaint or investigation relating to labor or employment matters is pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company; (v) Company and each Subsidiary is in material compliance with all applicable laws (domestic and foreign), agreements, contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, Company has materially complied in all respects with its payment obligations to all employees of Company and its Subsidiaries in respect of all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees under any Company policy, practice, agreement, plan, program or any statute or other law, except to the extent that any noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company; and (vii) Company is in material compliance with its obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 to the extent applicable, and all other employee notification and bargaining obligations arising under any collective bargaining agreement or statute, except to the extent that any noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

(y) Insurance. Company has provided or made available to Purchaser true, correct and complete copies of its primary director and officer and employee and officer insurance policies and will make available to Purchaser, prior to the Closing Date, true and complete copies of all material policies of insurance to which Company or its Subsidiaries is a beneficiary or named insured. Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Company or its Subsidiaries (taking into account the cost and availability of such insurance).

(z) Capital or Surplus Maintenance. None of the Subsidiaries of Company is subject to any requirement to maintain capital or surplus amounts or levels, or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions under insurance or other laws or regulations of general application and any such requirements or restrictions of the BCBSA of general application to licensees of the BCBSA, or except as set forth in Section 3.2(z) of the Company Disclosure Schedule.

3.3 Representations and Warranties of Purchaser and Merger Sub. Purchaser and Merger Sub represent and warrant to Company as follows:

(a) Organization. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a direct wholly owned subsidiary of Purchaser.

(b) Corporate Authorization. Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub. Purchaser, in its capacity as sole shareholder of Merger Sub, has approved this Agreement and the other transactions contemplated hereby as required by the DGCL. This Agreement has been duly executed and delivered by Merger Sub and, assuming that this Agreement constitutes the valid and binding agreement of Company, constitutes a valid and binding agreement of Merger Sub, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

(c) Non-Contravention. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby do not and will not contravene or conflict with the certificate of incorporation or the bylaws of Merger Sub.

(d) No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Conduct of Business of Company Pending the Merger. Company covenants and agrees that, during the period from the date hereof to the Effective Time and except as otherwise agreed to in writing by Purchaser or as expressly contemplated by this

Agreement, the businesses of Company and its Subsidiaries shall be conducted only in, and Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws; and Company and its Subsidiaries, except as expressly contemplated by this Agreement, shall each use its commercially reasonable efforts to preserve substantially intact the business organization of Company and its Subsidiaries, to keep available the services of the present officers and employees and to preserve the present relationships of Company and its Subsidiaries with such of the customers, suppliers, licensors, licensees, or distributors with which Company or any of its Subsidiaries has significant business relations. By way of amplification and not limitation, without the prior written consent of Purchaser (which shall not be unreasonably withheld or delayed) neither Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, except as set forth in Section 4.1 of the Company Disclosure Schedule, directly or indirectly do, or propose or commit to do, any of the following:

(a) Amend its certificate of incorporation or bylaws or equivalent organizational documents;

(b) Except as set forth in Section 4.1(b) of the Company Disclosure Schedule, issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock), of Company or any of its Subsidiaries, except for the issuance of securities issuable pursuant to options or other rights outstanding as of the date hereof under any Company Plan (including the Company Employee Stock Purchase Plan (“Company ESPP”));

(c) Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than dividends payable by a directly or indirectly wholly owned Subsidiary of Company to Company or to another directly or indirectly wholly owned Subsidiary of Company;

(d) Acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division or line of business;

(e) Modify its current investment policies or investment practices in any material respect except to accommodate changes in applicable law;

(f) Transfer, sell, lease, mortgage, or otherwise dispose of or subject to any Lien any of its assets, including capital stock of its Subsidiaries (except (i) by incurring Permitted Liens (as defined in Section 8.13(k)); and (ii) equipment and property no longer used in the operation of Company’s or any of its Subsidiaries’ business) other than in the ordinary course of business consistent with past practice;

(g) Except as may be required as a result of a change in law or in generally accepted accounting or actuarial principles, make any change to the accounting practices or principles or reserving or underwriting practices or principles used by it;

(h) Settle or compromise any pending or threatened suit, action or claim (other than the payment of health benefit claims on behalf of customers of Company) involving a payment by Company or its Subsidiaries in excess of $2,000,000;

(i) Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Company or any of its Subsidiaries;

(j) Fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies covering Company or its Subsidiaries or their respective properties, assets and businesses or comparable replacement policies;

(k) Authorize or make capital expenditures other than aggregate capital expenditures during the fiscal years 2005 and 2006 not to exceed the amounts set forth in Section 4.1(k) of the Company Disclosure Schedule;

(l) (i) Make any material Tax election or settle or compromise any material federal, state, local or foreign Tax liability, change any annual tax accounting period, change any material method of Tax accounting, enter into any closing agreement relating to any Tax, or surrender any right to claim a Tax refund or (ii) consent, without providing advance notice to Purchaser, to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(m) Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, stock options or debt securities;

(n) (i) Repay or retire any indebtedness for borrowed money or repurchase or redeem any debt securities; (ii) incur any indebtedness for borrowed money (including pursuant to any commercial paper program or credit facility of Company or any of its Subsidiaries) or issue any debt securities; or (iii) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person, other than providers of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(o) Enter into or renew, extend, materially amend or otherwise materially modify (i) any Company Material Contract, (ii) any other contract or agreement (with “other contract or agreement” being defined for the purposes of this subsection as a contract or agreement which involves Company incurring a liability in excess of $10,000,000 and which is not terminable by Company without penalty upon one year or less notice (other than (A) provider contracts entered into in the ordinary course of business consistent with past practice that are not Company Material Contracts, (B) contracts for the provision of insurance entered into in the ordinary course of business consistent with past practice that do not include any rate guarantees or (C) contracts for the provision of administrative services entered into in the ordinary course of business consistent with past practice, provided that any such contract does not contain any rate guarantees that last for more than 3 years and provided further that any such contract does not contain any rate guarantees that increase by less than 3% per year)) or, (iii) except for any agreement that is not inconsistent with Section 5.14, an agreement with an affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) of Company. For purposes of this subsection, a “rate guarantee” shall mean any provision pursuant to which the premiums or administrative services fees to be received by Company or its Subsidiaries are set either at a fixed amount or by reference to a pre-determined formula (such as an index of inflation) for a specified period of time;

(p) Except as set forth in Section 4.1(p) of the Company Disclosure Schedule and except to the extent required under this Agreement or pursuant to applicable law, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of officers and employees of Company or its Subsidiaries in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into, or amend, any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of Company or any of its Subsidiaries, or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, welfare, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, except for any plan amendments to comply with Section 409A of the Code (provided that any such amendments shall not materially increase the cost of such plan to Company);

(q) Create any new products or expand its marketing efforts beyond those states in which its products are offered as of the date of this Agreement;

(r) Grant any license with respect to Intellectual Property other than non-exclusive licenses granted in the ordinary course of business;

(s) Take any action or omit to take any action that would reasonably be expected to cause any Intellectual Property used or held for use in its business to become invalidated, abandoned or dedicated to the public domain;

(t) Take or fail to take, or permit any of its Subsidiaries to take or fail to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(u) Except as set forth in Section 4.1(u) of the Company Disclosure Schedule, effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act (WARN), affecting in whole or in part any site of employment, facility, operating unit or employee of Company or any of its Subsidiaries;

(v) Pay, discharge or satisfy any claims, liabilities or obligations (absolute accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the financial statements of Company or incurred in the ordinary course of business and consistent with past practice;

(w) Take or fail to take, or permit any of its Subsidiaries to take or fail to take, any action that would adversely affect the Conversion from qualifying as a tax-free reorganization; or

(x) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.1(a) through 4.1(w) or any action which would result in any of the conditions set forth in Article VI not being satisfied or would materially delay the Closing.

4.2 Conduct of Business of Purchaser Pending the Merger. Purchaser covenants and agrees that, during the period from the date hereof to the Effective Time and except as otherwise agreed to in writing by Company, Purchaser shall not (a) amend its articles of incorporation or bylaws or equivalent organizational documents in a manner materially adverse to Company’s stockholders; or (b) declare, set aside or pay any dividend or other distribution (other than in connection with repurchases of Purchaser Common Stock made in accordance with Purchaser’s stock repurchase program pursuant to and in accordance with Rule 10b-18 of the Exchange Act), payable in cash, stock or property, with respect to any of its capital stock, other than dividends or distributions payable by a directly or indirectly wholly owned Subsidiary of Purchaser to Purchaser or to another directly or indirectly wholly owned Subsidiary of Purchaser.

4.3 Operational Matters. From the date of this Agreement until the Effective Time, at the request of Purchaser, Company shall (a) confer on a regular and frequent basis with Purchaser and (b) report (to the extent permitted by law or regulation or any applicable confidentiality agreement) to Purchaser on operational matters. Company shall file or furnish all reports, proxy statements, communications, announcements, publications and other documents required to be filed or furnished by it with the SEC (and all other Governmental Entities) between the date of this Agreement and the Effective Time and Company shall (to the extent any report, proxy statement, communication, announcement, publication or other document contains any statement relating to this Agreement or the Merger, and to the extent permitted by law or regulation or applicable confidentiality agreement) consult with Purchaser for a reasonable time before filing or furnishing any such report, proxy statement, communication, announcement, publication or other document and mutually agree upon any such statement and deliver to Purchaser copies of all such reports, proxy statements, communications, announcements, publications and other documents promptly after the same are filed or furnished. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, each of Company and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective businesses and operations.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Preparation of Form S-4 and the Proxy Statement; Stockholders Meeting.

(a) Company and Purchaser shall prepare and Company shall file with the SEC the Proxy Statement, and Purchaser shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus and shall use their respective commercially reasonable efforts to cause the Proxy Statement and Form S-4 to be filed with the SEC no later than 30 days following the date of this Agreement. Each of Purchaser and Company shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (but, in any event, no more than 3 business days after the SEC notifies Purchaser that the SEC will consider a written request for the acceleration of the effective date of the Form S-4). Company will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable (but no more than 5 business days) after the Form S-4 is declared effective under the Securities Act. Purchaser shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities law in connection with the Share Issuance, and Company shall furnish all information concerning Company and the holders of Company Common Stock and rights to acquire Company Common Stock pursuant to the Company Stock Plans as may be reasonably required in connection with any such action. Each of Purchaser and Company shall furnish all information concerning itself and its Subsidiaries to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Form S-4 and the preparation, filing and distribution of the Proxy Statement. Each of Purchaser, Merger Sub and Company agrees to promptly correct any information provided by it for use in the Form S-4 or the Proxy Statement that shall have become false or misleading.

(b) Company, acting through its Board of Directors, shall, subject to and in accordance with its certificate of incorporation and bylaws, promptly and duly call, give notice of, convene and hold as soon as practicable (but no more than 30 days) following the date upon which the Form S-4 becomes effective a meeting of the holders of Company Common Stock (the “Company Stockholders Meeting”) for the purpose of voting to adopt this Agreement, and except as otherwise provided in the following sentence, (i) shall declare that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of Company and the stockholders of Company and recommend adoption of this Agreement by the stockholders of Company (the “Company Recommendation”) and include in the Proxy Statement such Company Recommendation, (ii) shall use its commercially reasonable efforts to solicit and obtain such adoption and (iii) shall not (A) withhold, withdraw, amend or modify (or publicly propose to or publicly state that it intends to withhold, withdraw, amend or modify) in any manner adverse to Purchaser such recommendation (it being understood that taking a neutral position or no position with respect to any Alternative Transaction (as defined in Section 8.13(a)) shall be considered an adverse modification) or (B) take any other action or make any other public statement inconsistent with such recommendation (collectively, a “Change in Company Recommendation”). In the event that prior to the adoption of this Agreement by the Company stockholders (and in no event after the adoption of this Agreement by the Company’s stockholders), the Board of Directors of Company receives a Superior Proposal (as defined in Section 8.13(o)) without breaching its obligations under Section 5.5 and the Board of Directors of Company reasonably determines in good faith by resolution duly adopted after consultation with its outside counsel that the failure to take such action would constitute a breach of its fiduciary duties under Delaware law, the Board of Directors of Company may effect a Change in Company Recommendation; provided, however, that before effecting a Change in Company

Recommendation, it gives Purchaser five business days’ prior written notice of its intention to do so (unless at the time such notice is otherwise required to be given there are less than five business days prior to the Company Stockholders Meeting, in which case Company shall provide as much notice as is reasonably practicable) and during such time, Company, if requested by Purchaser, shall have engaged in good faith negotiations to amend this Agreement (including by making its officers and its financial and legal advisors reasonably available to negotiate) such that the Board of Directors of Company may continue to recommend the adoption of this Agreement. The parties agree that nothing in this Section 5.1(b) shall in any way limit or otherwise affect Purchaser’s right to terminate this Agreement pursuant to Section 7.1(c) at such time as the requirements of such subsection have been met. Any such Change in Company Recommendation shall not (x) change the approval of this Agreement, the Voting Agreement or any other approval of the Board of Directors of Company in any respect that would have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby or thereby, including the Merger, or (y) change the obligation of Company to present this Agreement for adoption at the Company Stockholders Meeting on the earliest practicable date (but no more than 30 days) after the Form S-4 becomes effective. Notwithstanding any Change in Company Recommendation, if this Agreement is not otherwise terminated by either Company or Purchaser in accordance with the terms hereof, this Agreement shall be submitted to the stockholders of Company at the Company Stockholders Meeting for the purpose of voting on adopting this Agreement, and nothing contained herein, including any rights of Company to take certain actions pursuant to Section 5.5, shall be deemed to relieve Company of such obligation. Nothing contained in this Agreement shall prohibit Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) from making any required disclosure to the stockholders of the Company if, in the good faith judgment of the Board of Directors of Company (after receiving the advice of its outside counsel), failure to so disclose would constitute a breach of its obligations under applicable law; provided, that such Rules and requirements will in no way eliminate or modify the effect that any action pursuant to such Rules or requirements would otherwise have under this Agreement.

(c) During the term of this Agreement, Company shall not take any actions to exempt any Person other than Purchaser and Merger Sub from the threshold restrictions on Company Common Stock ownership or any other antitakeover provision in Company’s certificate of incorporation, or make any state takeover statute (including any Delaware state takeover statute) or similar statute inapplicable to any Alternative Transaction.

5.2 Accountant’s Letters.

(a) Purchaser shall use its commercially reasonable efforts to cause to be delivered to Company a letter from Purchaser’s independent public accountants, dated (i) the date on which the Form S-4 shall become effective, and (ii) the Closing Date, in each case addressed to Company and its Board of Directors, in form and substance customary for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b) Company shall use its commercially reasonable efforts to cause to be delivered to Purchaser a letter from Company’s independent public accountants, dated (i) the date on which the Form S-4 shall become effective, and (ii) the Closing Date, in each case addressed to Purchaser and its Board of Directors, in form and substance customary for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

5.3 Access to Information. Upon reasonable notice, Company shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of Purchaser reasonable access during normal business hours, during the period prior to the Effective Time, to such of its properties, books, contracts, commitments, records, officers and employees as Purchaser may reasonably request and, during such period, Company shall (and shall cause its Subsidiaries to) furnish promptly to Purchaser (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than documents which Company is not permitted to disclose under applicable law), and (b) consistent with its legal obligations, all other information concerning it and its business, properties and personnel as Purchaser may reasonably request; provided, however, that Company may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to Company requires Company or its Subsidiaries to restrict access to any properties or information. Purchaser will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain Confidentiality Agreement, dated June 15, 2005, between Purchaser and Company (the “Confidentiality Agreement”). Any investigation by Purchaser shall not affect the representations and warranties of Company.

5.4 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger and the other transactions contemplated by this Agreement. Upon the terms and subject to the conditions hereof, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions, to do, or cause to be done, all things reasonably necessary to satisfy the conditions to Closing set forth herein and to consummate the Merger and the other transactions contemplated by this Agreement. Company shall provide Purchaser with the opportunity to participate in any meeting or substantive telephone call with any Governmental Entity in respect of any filings, investigations or other inquiry in connection with the transactions contemplated hereby.

(b) In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof (but, in any event, no more than 14 days following the date of this Agreement) and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Each of Purchaser and Company shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry under the HSR Act.

(c) In furtherance and not in limitation of the foregoing, the parties agree that Purchaser shall make as promptly as practicable such filings as are required in connection with this Agreement and the transactions contemplated hereby on its behalf. Purchaser and Company agree that Purchaser shall make and control the “Form A” and other regulatory filings to be made with the domiciliary insurance regulator of each Subsidiary of Company that is an insurance company or health maintenance organization, and shall control the conduct of any hearing or hearings required in connection with such filings. Purchaser and Company shall, as promptly as practicable after receipt thereof, provide each other with copies of any written comments and advise the other party (as defined in Section 8.13(j)) of any oral comments with respect to the Form A or other regulatory filing from each applicable Governmental Entity. Purchaser shall control all other regulatory notice filings or approval requests necessary or desirable in connection with the transactions contemplated by this Agreement. Subject to applicable law relating to the sharing of information, Purchaser and Company, as the case may be, shall submit all such filings, requests and hearing testimony, witness lists and other similar materials relating to any hearing to the other for its review prior to filing and the substance of each of the foregoing shall be controlled by Purchaser.

(d) Nothing contained in this Section 5.4 or in any other provision of this Agreement shall be construed as requiring Purchaser to agree to any terms or conditions as a condition to, or in connection with, obtaining any Necessary Consents or any required approval of the BCBSA that would (i) impose any limitations on Purchaser’s ownership or operation of all or any portion of its or Company’s, or any of their respective Subsidiaries’, businesses or assets, or compel Purchaser or any of its Subsidiaries to dispose of or hold separate all or any portion of its or Company’s, or any of their respective Subsidiaries’, businesses or assets, (ii) impose any limitations on the ability of Purchaser to acquire or hold or to exercise full rights of ownership of the Company Common Stock, (iii) impose any obligations on Purchaser or any of its Subsidiaries or Company or any of its Subsidiaries in respect of or relating to Purchaser’s or any of its Subsidiaries’ or Company’s or any of its Subsidiaries’ facilities, operations, places of business, employment levels, products or businesses, (iv) require Purchaser or any of its Subsidiaries or Company or any of its Subsidiaries to make any payments or (v) impose any other obligation, restriction, limitation, qualification or other condition on Purchaser or any of its Subsidiaries or Company or any of its Subsidiaries (other than, with respect to clauses (iii), (iv) and (v), such terms or conditions as are reasonable and relate to the ordinary course of business of the Company and its Subsidiaries and that are imposed by a Governmental Entity with power and authority to grant the Necessary Consents, and which individually or in the aggregate (A) could have been imposed on the Company and its Subsidiaries as of September 27, 2005 by such Governmental Entity in the ordinary course of regulating the business of the Company and its Subsidiaries and (B) do not competitively disadvantage Purchaser or any of its Subsidiaries or Company or any of its Subsidiaries) (any such term or condition in (i) through (v) being referred to herein as a “Burdensome Term or Condition”).

5.5 No Solicitation of Transactions. Company agrees that, during the term of this Agreement, it shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ directors, officers, employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its respective Subsidiaries) not to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal or offer with respect to any Alternative Transaction, or negotiate, explore or otherwise engage in discussions with any Person (other than Purchaser, Merger Sub or their respective directors, officers, employees, agents and representatives) with respect to any Alternative Transaction, or approve, endorse, recommend or authorize any Alternative Transaction, or enter into any agreement, arrangement or understanding with respect to any Alternative Transaction or requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided that, at any time prior to the adoption of this Agreement by Company’s stockholders (and in no event after the adoption of this Agreement by Company’s stockholders), Company may furnish information to, and negotiate or otherwise engage in discussions with, any party who delivers a bona fide written proposal for an Alternative Transaction which was not solicited, initiated, encouraged or facilitated after the date of this Agreement, if and so long as the Board of Directors of Company reasonably determines in good faith by resolution duly adopted after consultation with its outside legal counsel that the failure to provide such information or engage in such negotiations or discussions would constitute a breach of such Board of Directors’ fiduciary duties under Delaware law and reasonably determines in good faith that such a proposal is, or is reasonably likely to lead to, a Superior Proposal. Company shall notify Purchaser promptly (but in any event within 24 hours) of any such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, Company or any of its Subsidiaries or any of its or its Subsidiaries’ representatives, indicating the name of such Person and providing to Purchaser a summary of the material terms of such proposal or offer for an Alternative Transaction. Prior to providing any information or data to, or entering into any negotiations or discussions with, any Person, or making any such recommendation, in connection with a proposal or offer for an Alternative Transaction, Company shall receive from such Person an executed confidentiality agreement containing terms and provisions at least as restrictive as those contained in the Confidentiality Agreement (which shall not preclude discussions or negotiations relating to the proposal or offer from such Person and which shall not contain any exclusivity provision or other term that would restrict, in any manner, Company’s ability to consummate the transactions contemplated by this Agreement). Company agrees that it will keep Purchaser informed, on a prompt basis, of the status and material terms of any such proposals or offers and the status of any material developments in respect of any such discussions or negotiations and that it will deliver to Purchaser a summary of any material changes to any such proposals or offers and all nonpublic information being furnished to such Person. Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Parties conducted prior to the date of this Agreement with respect to any Alternative Transaction and will not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party and shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

5.6 Employee Benefits Matters.

(a) Continuation of Benefits. From the Effective Time until June 30, 2006, the Surviving Corporation shall provide compensation and benefits to the current and former employees of Company and its Subsidiaries (other than those current and former employees whose terms and conditions of employment are subject to a collective bargaining agreement) that are in the aggregate no less favorable than the lesser of (i) those provided to the current and former employees of Company and its Subsidiaries as of the Effective Time and (ii) those provided to Purchaser’s similarly situated employees.

(b) Pre-Existing Limitations; Service Credit. With respect to any employee benefit plan in which any employees of Company or its Subsidiaries first become eligible to participate, on or after the Effective Time (the “New Company Plans”), Purchaser shall: (A) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of Company or its Subsidiaries under any health and welfare New Company Plans in which such employees may be eligible to participate after the Effective Time, and deductibles, coinsurance or maximum out-of-pocket payments made by such employees during the applicable plan year in which such employee first participates in the applicable New Company Plan occurs shall reduce the amount of deductibles, coinsurance and maximum out-of-pocket payments under the New Company Plans; provided that, for purposes of deductibles, coinsurance and out-of-pocket payments, such employee was enrolled in comparable coverage under the Company Plans immediately prior to the effective time of coverage in the New Company Plans, and (B) recognize service of present or former employees of Company or its Subsidiaries (or otherwise credited by Company or its Subsidiaries) accrued prior to the Effective Time for purposes of eligibility to participate and vesting credit, and, solely with respect to severance pay obligations, benefit accrual, in any New Company Plan in which such employees may be eligible to participate after the Effective Time; provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service.

(c) Employee Stock Purchase Plan. Company shall take all action to the extent necessary (including amending the Company ESPP) such that the Company ESPP will terminate immediately prior to the Effective Time and all participants will automatically exercise their purchase rights immediately prior to the termination of the plan. Purchaser shall take all action to the extent necessary (including amending the Purchaser ESPP) such that the employees of Company or its Subsidiaries prior to the Effective Time who become employees of Purchaser or one of its Subsidiaries after the Effective Time shall be eligible to participate in the Purchaser ESPP no later than the beginning of the second quarterly cycle which begins after the Effective Time.

5.7 Directors’ and Officers’ Indemnification and Insurance.

(a) For six years after the Effective Time the Surviving Corporation shall, and Purchaser shall cause the Surviving Corporation to, (i) indemnify and hold harmless, and provide advancement of expenses to, the present and former directors, officers and employees of Company and its Subsidiaries (the “Indemnified Persons”), in each case to the same extent such Persons are indemnified or have the right to advancement of expenses as of the date hereof by

Company pursuant to Company’s certificate of incorporation, bylaws and indemnification agreements, if any, in existence on the date hereof with any current or former directors, officers and employees of Company and its Subsidiaries (but in any event to the fullest extent permitted by law) for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) and (ii) purchase as of the Effective Time a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Company which tail policy shall be effective for a period from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy; provided, however, that in no event shall the Surviving Corporation be required to expend, for the entire tail policy, in excess of 300% of the annual premium currently paid by Company for its current policy of directors’ and officers’ liability insurance (which premiums are hereby represented and warranted by Company to be approximately $7,900,000); and, provided, further that, if the premium of such insurance coverage exceeds such amount, the Surviving Corporation after consultation with Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(b) Any Indemnified Person wishing to claim indemnification under paragraph (a) of this Section 5.7, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Purchaser and the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Person if such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Purchaser or the Surviving Corporation shall have the right to assume the defense thereof and neither Purchaser nor the Surviving Corporation shall be liable to such Indemnified Persons for any legal expenses of other counsel or any other expense subsequently incurred by such Indemnified Persons in connection with the defense thereof, except that if Purchaser or the Surviving Corporation elects not to assume such defense or counsel or the Indemnified Persons advise that there are issues which raise conflicts of interest between Purchaser or the Surviving Corporation and the Indemnified Persons, the Indemnified Persons may retain counsel satisfactory to them, and Purchaser shall and shall cause the Surviving Corporation to pay all reasonable fees and expenses of such counsel for the Indemnified Persons promptly as statements therefor are received; provided, however, the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Persons in any jurisdiction, (ii) the Indemnified Persons will cooperate in the defense of any such matter and (iii) neither Purchaser nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent; and provided, further, that neither Purchaser nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Person if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Person in the manner contemplated hereby is prohibited by applicable law.

(c) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Persons on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.7 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(d) The covenants contained in this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Person is entitled, whether pursuant to law, contract or otherwise.

(e) In the event that Purchaser, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Purchaser or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7.

5.8 Notification of Certain Matters. Company shall use commercially reasonable efforts to give prompt notice to Purchaser, and Purchaser shall use commercially reasonable efforts to give prompt notice to Company, to the extent that either acquires actual knowledge of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (ii) any failure of Purchaser, Merger Sub or Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

5.9 Public Announcements. Purchaser and Company shall develop a joint communications plan and each party shall (i) ensure that all press releases and other public statements and communications (including any communications that would require a filing under Rule 425, Rule 165 and Rule 166 of the Securities Act or Rule 14a-12 of the Exchange Act) with respect to this Agreement and the transactions contemplated hereby shall be consistent with such joint communications plan and (ii) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, Company shall consult with Purchaser for a reasonable time before issuing any press release or otherwise making any public statement or communication (including any communication that would require a filing under Rule 425, Rule 165 and Rule 166 of the Securities Act or Rule 14a-12 of the Exchange Act), and Purchaser and Company shall mutually agree upon any such press release of Company or any such public statement or communication by Company, with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in the Proxy Statement in accordance with the provisions of Section 5.1, neither Purchaser nor Company shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party.

5.10 Listing of Shares of Purchaser Common Stock. Prior to the Closing Date, Purchaser shall use its commercially reasonable efforts to cause the shares of Purchaser Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance.

5.11 Affiliates. Promptly after execution and delivery of this Agreement, Company shall deliver to Purchaser a letter identifying all persons who, to the best of Company’s Knowledge, may be deemed as of the date hereof “affiliates” of Company for purposes of Rule 145 under the Securities Act, and such list shall be updated as necessary to reflect changes from the date thereof until the Effective Time. Company shall use its commercially reasonable efforts to cause each person identified on such list to deliver to Purchaser, on or before the date of mailing of the Proxy Statement, a written agreement substantially in the form attached as Exhibit A hereto (an “Affiliate Agreement”).

5.12 Transition Team. Promptly following execution of this Agreement, the parties shall establish a transition planning team (the “Transition Team”) comprised of an equal number of representatives of Purchaser and Company. Subject to applicable law, the Transition Team shall be responsible for facilitating a transition and integration planning process to ensure the successful combination of the operations of Purchaser and Company. Subject to applicable law, the Transition Team shall be responsible for developing, and monitoring the development of, and deliverables due under, an action plan for the combination of the businesses.

5.13 Takeover Statutes. Company and its Board of Directors shall, if any takeover statute or similar statute or regulation of any state becomes or may become applicable to this Agreement, the Merger, the Voting Agreement or any other transactions contemplated by this Agreement or the Voting Agreement, grant such approvals and take such actions as are necessary to ensure that the Merger and the other transactions contemplated by this Agreement and the Voting Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting Agreement.

5.14 Other Obligations. From and after the date of this Agreement until the Closing, except with Purchaser’s prior written consent, Company shall cause each of its Subsidiaries that is an insurance company or health maintenance organization to pay dividends on its outstanding capital stock at the earliest practicable time in the ordinary course of business consistent with the past practice of such Subsidiary, subject to any required approval or consent of any applicable regulatory authorities. Company agrees to use its commercially reasonable efforts to obtain any such required approval or consent.

5.15 Stockholder Litigation. The Company shall promptly advise Purchaser orally and in writing of any stockholder litigation against the Company and/or its directors relating to this Agreement, the Merger and/or the transactions contemplated by this Agreement and shall keep Purchaser fully informed regarding any such stockholder litigation. The Company shall give Purchaser the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, shall give due consideration Purchaser’s advice with respect to such stockholder litigation and shall not settle any such litigation prior to such consultation and consideration, provided, however, that the Company further will not, without Purchaser’s prior written consent, settle any such stockholder litigation (a) for an amount greater than $2,000,000 in excess of the Company’s coverage under applicable third party insurance policies, individually, or $5,000,000 in excess of the Company’s coverage under applicable third party insurance policies in the aggregate or (b) that involves or has the effect of imposing any material remedy or restriction upon the Company or any of its Subsidiaries other than monetary damages.

5.16 Tax-Free Reorganization Treatment. Unless the Reverse Merger Election is made, the parties hereto shall use their commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code and shall not knowingly take or fail to take any action which action or failure to act would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Unless required by law or unless the Reverse Merger Election is made, each of Purchaser, Merger Sub and Company shall not file any Tax Return or take any position inconsistent with the treatment of the Merger as a reorganization described in Section 368(a) of the Code. Unless the Reverse Merger Election is made, prior to the Effective Time, the parties shall use their commercially reasonable efforts to obtain the opinions of their respective tax counsel in such form and upon such matters as described in Section 6.2(h) and Section 6.3(c).

5.17 Management Responsibilities; Headquarters. At the Effective Time, the President and Chief Executive Officer of Company shall be named the President of the Northeast Region of Purchaser with the responsibility for Purchaser’s health benefits operations in the Northeast Region and shall be based in New York, New York and shall report directly to the President and Chief Executive Officer of Purchaser. Following the Effective Time, the headquarters and the principal executive offices of the Northeast Region of Purchaser shall be in New York, New York.

5.18 Representation on Purchaser Board. Immediately after the Effective Time, Purchaser shall appoint one of Company’s current directors (who must be “independent” under the rules of the NYSE and the SEC with respect to Company and Purchaser) to the Board of Directors of Purchaser. Such director shall be appointed to the Board of Directors of Purchaser as a Class II director such that such director’s term of office will expire at the annual meeting of stockholders of Purchaser in 2007. It is the current intention of the parties that such director shall be nominated for election upon the expiration of his or her term of office.

5.19 Contracts with City of New York. As promptly as practicable after the date of this Agreement, Company (a) shall develop a written plan, in consultation with Purchaser and with terms reasonably acceptable to Purchaser, with respect to the extension, renewal and/or modification of (i) the Agreement, dated as of May 1, 2000, between the City of New York and Empire Blue Cross and Blue Shield, as amended and modified to date, and (ii) the Financial and Service Agreement for the City of New York, between the City of New York and Empire Blue Cross Blue Shield, dated June 30, 1995, as amended and modified to date, to administer hospital benefits to City of New York employees, which are due to expire on, and with respect to which rates have been agreed upon through, June 30, 2006 and (b) shall use its best efforts to cause the outstanding request for proposal in connection with a new contract with the City of New York to administer hospital benefits to City of New York employees to be awarded to Company for a period of three years and otherwise on terms reasonably acceptable to Purchaser on or prior to the Closing Date.

5.20 Transfer Taxes. Each of Purchaser, Merger Sub, Company and the stockholders of Company shall pay any sales, use, ad valorem, property, transfer (including real property transfer) and similar Taxes imposed on such Person as a result of or in connection with the Merger and the other transactions contemplated hereby; provided, however, that Company shall be liable for any such Tax that is imposed on its stockholders in respect of assets that are owned directly or indirectly by Company.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Purchaser, Merger Sub and Company to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints, Illegality. (i) No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any of the other transactions contemplated in this Agreement and (ii) no Governmental Entity shall have instituted any action or proceeding (which remains pending at what would otherwise be the Closing Date) before any United States court or other Governmental Entity of competent jurisdiction seeking to enjoin, restrain or otherwise prohibit consummation of the transactions contemplated by this Agreement.

(b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c) NYSE Listing. The shares of Purchaser Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(d) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Company Stockholder Approval. This Agreement shall have been adopted by the Required Company Vote at the Company Stockholders Meeting.

6.2 Additional Conditions to Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to effect the Merger are subject to the satisfaction or waiver by Purchaser, on or prior to the Closing Date, of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Company set forth in the penultimate sentence of Section 3.2(a)(i), Section 3.2(b),

Section 3.2(c)(i), Section 3.2(c)(ii)(A), Section 3.2(d), Section 3.2(f) and Section 3.2(g) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date); (ii) the representations and warranties of Company set forth in Section 3.2(j)(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; and (iii) the representations and warranties of Company (other than those set forth in clause (i) and clause (ii) above) (in each case, read without any materiality, material or Material Adverse Effect qualifications) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date), other than such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. Purchaser shall have received a certificate of the chief executive officer and the chief financial officer of Company to such effect.

(b) Performance of Obligations of Company. Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date. Purchaser shall have received a certificate of the chief executive officer and the chief financial officer of Company to such effect.

(c) Required Governmental Consents. The Necessary Consents shall have been obtained and shall be in full force and effect, and the Necessary Consents and any required approval of the BCBSA referred to in Section 6.2(d) below shall not, individually or in the aggregate, impose any Burdensome Term or Condition.

(d) BCBSA. Any required approval of the BCBSA shall have been obtained, so that the right of Company’s Subsidiaries to use the Blue Cross and Blue Shield name in Company’s Subsidiaries’ licensed service areas shall remain in full force and effect after the Merger, and any such required approval of the BCBSA and the Necessary Consents referred to in Section 6.2(c) above shall not, individually or in the aggregate, impose any Burdensome Term or Condition.

(e) No Proceedings. There shall not be pending or threatened any suit, litigation, action or other proceeding relating to the transactions contemplated by this Agreement.

(f) No Material Adverse Change. At any time on or after the date of this Agreement there shall not have occurred any change, circumstance or event that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Company.

(g) Termination of Certain Agreement. The Registration Rights Agreement, dated November 7, 2002, by and among Company, the Fund and The New York Charitable Asset Foundation shall have been terminated in accordance with its terms, shall be of no further force and effect, and neither Purchaser nor any of its Subsidiaries (including the Surviving Corporation after the Effective Time) shall have any further obligations in connection with such agreement.

(h) Tax Opinion. Unless the Reverse Merger Election is made, Purchaser shall have received from White & Case LLP, counsel to Purchaser, on or before the date the Form S-4 shall become effective and, subsequently, on the Closing Date, a written opinion dated as of such dates, based on customary representations of Purchaser and Company, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) Purchaser and Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

(i) State PBM Contract. A contract related to insuring and administrating a prescription drug program in the State of New York shall have been executed by Company and/or its applicable Subsidiary on terms consistent in all material respects with the terms previously disclosed by Company to Purchaser, or such other terms as are reasonably acceptable to Purchaser, and such contract shall be in full force and effect.

6.3 Additional Conditions to Obligations of Company. The obligations of Company to effect the Merger are subject to the satisfaction or waiver by Company, on or prior to the Closing Date, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 3.1(a), Section 3.1(b), Section 3.1(f) and Section 3.1(h) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of Purchaser and Merger Sub (other than those set forth in clause (i) above) (in each case, read without any materiality, material or Material Adverse Effect qualifications) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date), other than such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser. Company shall have received a certificate of the chief executive officer and the chief financial officer of Purchaser to such effect.

(b) Performance of Obligations of Purchaser and Merger Sub. Purchaser and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by them under this Agreement at or prior to the Closing Date. Company shall have received a certificate of the chief executive officer and the chief financial officer of Purchaser to such effect.

(c) Tax Opinion. Unless the Reverse Merger Election is made, Company shall have received from Gibson, Dunn & Crutcher LLP, counsel to Company, on or before the date the Form S-4 shall become effective and, subsequently, on the Closing Date, a written opinion dated as of such dates, based on customary representations of Purchaser and Company, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) Purchaser and Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

(d) BCBSA. Any required approval of the BCBSA shall have been obtained, so that the right of Company’s Subsidiaries to use the Blue Cross and Blue Shield name in Company’s Subsidiaries’ licensed service areas shall remain in full force and effect after the Merger.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the approval by the stockholders of Company referred to in Section 6.1(e):

(a) By mutual written consent of Purchaser, Merger Sub and Company;

(b) By Purchaser or Company, if the Merger shall not have been consummated on or before February 14, 2006; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if such party’s action or failure to act has been the principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(c) By Purchaser, if (i) the Board of Directors of Company shall fail to make the Company Recommendation referred to in Section 5.1(b) or shall fail to include in the Proxy Statement the Company Recommendation or shall effect a Change in Company Recommendation or (ii) the Board of Directors of Company authorizes, endorses, approves or recommends to Company’s stockholders, or otherwise authorizes, endorses, approves or publicly recommends, an Alternative Transaction;

(d) By either Purchaser or Company, if the required approval of the stockholders of Company of the adoption of this Agreement shall not have been obtained by reason of the failure to obtain the Required Company Vote at the Company Stockholders Meeting or at any adjournment or postponement thereof;

(e) By either Purchaser or Company, if any court or other governmental body of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

(f) By Company, if (i) prior to the Closing Date there shall have been a breach of any representation, warranty, covenant or agreement on the part of Purchaser or Merger Sub contained in this Agreement or any representation or warranty of Purchaser or Merger Sub shall have become untrue after the date of this Agreement, which breach or untrue representation or warranty (A) would, individually or in the aggregate with all other such breaches and untrue representations and warranties, give rise to the failure of a condition set forth in Sections 6.3(a) or 6.3(b) and (B) is incapable of being cured prior to the Closing Date by Purchaser or is not cured within 30 days of notice of such breach, or (ii) any of the conditions set forth in Section 6.1 (other than 6.1(e)) shall have become incapable of fulfillment;

(g) By Purchaser, if (i) prior to the Closing Date there shall have been a breach of any representation, warranty, covenant or agreement on the part of Company contained in this Agreement or any representation or warranty of Company shall have become untrue after the date of this Agreement, which breach or untrue representation or warranty (A) would, individually or in the aggregate with all other such breaches and untrue representations and warranties, give rise to the failure of a condition set forth in Sections 6.2(a) or 6.2(b) and (B) is incapable of being cured prior to the Closing Date by Company or is not cured within 30 days of notice of such breach or (ii) any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment; and

(h) By Purchaser, if the Necessary Consents and any required approval of the BCBSA referred to in Section 6.2(d) above, individually or in the aggregate contain any Burdensome Terms or Conditions.

7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, the obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of any party hereto, except for the obligations in the confidentiality provisions of Section 5.3, and all of the provisions of this Section 7.2, Section 7.3 and Section 8.1; provided, however, that no party hereto shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

7.3 Fees and Expenses

(a) If this Agreement is terminated pursuant to:

(i) Section 7.1(c);

(ii) Section 7.1(b) and (x) a vote of the stockholders of Company contemplated by this Agreement at the Company Stockholders Meeting to obtain the Required Company Vote has not occurred and (y) a proposal with respect to an Alternative Transaction shall have been publicly announced or otherwise communicated or made known to the senior management or Board of Directors of Company (or any Third Party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Alternative Transaction) at any time after the date of this Agreement and prior to the date of termination of this Agreement;

(iii) Section 7.1(d), and a proposal with respect to an Alternative Transaction shall have been publicly announced or otherwise communicated or made known to the senior management or Board of Directors of Company (or any Third Party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Alternative Transaction) at any time after the date of this Agreement and prior to the date of the Company Stockholders Meeting; or

(iv) Section 7.1(g)(i), based on a material breach by Company of Section 5.1(b), Section 5.1(c) or Section 5.5;

then, (x) in the case of a termination contemplated by Section 7.3(a)(i), Company shall pay to Purchaser within one Business Day following termination of this Agreement, a fee, by wire transfer in immediately available funds to an account specified by Purchaser, in the amount of $230,000,000 and (y) in the case of a termination contemplated by Section 7.3(a)(ii), Section 7.3(a)(iii) or Section 7.3(a)(iv), if, in each case, Company, within twelve (12) months after such termination either consummates an Alternative Transaction or enters into a definitive agreement with respect to an Alternative Transaction, Company shall pay to Purchaser a fee, by wire transfer in immediately available funds to an account specified by Purchaser, in the amount of $230,000,000 simultaneously with such consummation or entering into such definitive agreement, as the case may be.

(b) Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby, except that each of Purchaser and Company shall bear and pay one-half of the costs and expenses incurred in connection with (i) the filing, printing and mailing of the Form S-4 and the Proxy Statement and (ii) the preparation and filing of any materials in connection with the HSR Act.

(c) Each of Purchaser and Company agrees that the provisions contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, that the damages resulting from the termination of this Agreement as set forth in Section 7.3(a) of this Agreement are uncertain and incapable of accurate calculation and that the amounts payable by Company pursuant to Section 7.3(a) hereof are reasonable forecasts of the actual damages which may be incurred by Purchaser under such circumstances. The amounts payable pursuant to Section 7.3(a) hereof constitute liquidated damages and not a penalty and shall be the sole monetary remedy in the event of termination of this Agreement on the bases specified in such Section, except for willful breaches as provided in the proviso in Section 7.2. If Company fails to pay to Purchaser any amounts due under Section 7.3(a) in accordance with the terms hereof, Company shall pay the costs and expenses (including reasonable legal fees and expenses) of Purchaser in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

(d) Any amounts not paid when due pursuant to this Section 7.3 shall bear interest from the date such payment is due until the date paid at a rate equal to five percent.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time or the termination of this Agreement, as the case may be, except (a) for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time (including the terms of this Article VIII) and (b) for the confidentiality provisions of Section 5.3 and all of the provisions of Section 7.2, Section 7.3 and this Section 8.1 which shall survive termination.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy upon confirmation of receipt; (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service; or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Purchaser or Merger Sub, to

WellPoint, Inc.

120 Monument Circle

Indianapolis, IN 46204

Attention: Angela Braly, Esq.

                 Michael C. Wyatt, Esq.

with a copy to

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

Attention: Daniel G. Dufner, Esq.

                 John M. Reiss, Esq.

(b) if to Company, to

WellChoice, Inc.

11 West 42nd Street

New York, NY 10036

Attention: Linda V. Tiano, Esq.

                 Seth I. Truwit, Esq.

with a copy to

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Attention: Dennis J. Friedman, Esq.

                 Barbara L. Becker, Esq.

8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The parties have participated jointly in the negotiating and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

8.5 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement, including the schedules hereto, and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that Section 5.7 may be enforced against the Surviving Corporation by the Persons identified or described therein.

8.6 Governing Law; Waiver of Jury Trial.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the internal laws of the State of New York, applicable to contracts executed in and to be performed entirely within the State of New York, except that the provisions of the DGCL shall govern the Merger.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

8.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.8 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption of this Agreement by the stockholders of Company, but, after any such adoption, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.9 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.11 Submission to Jurisdiction; Waivers.

(a) Each of Company, Purchaser and Merger Sub hereby irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns shall be brought and determined exclusively in any federal or state court of competent jurisdiction located in the Borough of Manhattan in the State of New York and each party hereto irrevocably consents to the jurisdiction and venue in the United States District Court for the Southern District of New York and in the courts hearing appeals therefrom. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with Section 8.2 and Section 8.11(b) hereof, that its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered airmail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgement of receipt of such registered mail. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other party in any other jurisdiction in which the other party in any other jurisdiction in which the other party may be subject to suit.

(b) Each of Company, Purchaser and Merger Sub hereby agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof.

8.12 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

8.13 Definitions. As used in this Agreement:

(a) “Alternative Transaction” means any of the following events: (i) any tender or exchange offer, merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Company or any of its Subsidiaries (any of the above, a “Business Combination Transaction”), with any Person other than Purchaser, Merger Sub or any affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) thereof (a “Third Party”) or (ii) the acquisition by a Third Party of 10% or more of the outstanding shares of Company Common Stock, or of 10% or more of the assets or operations of Company and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions.

(b) “BCBSA” means the Blue Cross Blue Shield Association.

(c) “BCBSA License Agreements” means each and all of the Agreements listed on Section 8.13(c) of the Company Disclosure Schedule.

(d) “Board of Directors” means the Board of Directors of any specified Person and any committees thereof.

(e) “Business Day” means any day on which banks are not required or authorized to close in the City of New York.

(f) “good standing” means, when used with respect to the status of any entity domiciled or doing business in a particular state, that such entity has filed its most recent required annual report and (i) if a domestic entity, has not filed articles of dissolution, and (ii) if a foreign entity, has not applied for a certificate of withdrawal and is not the subject of a proceeding to revoke its certificate of authority.

(g) “Knowledge” means, (i) with respect to Purchaser, the knowledge, within the scope of his or her responsibility after reasonable inquiry of those employees known to such persons to have specialized knowledge of the subject matter of the representation and warranty, of Larry C. Glasscock, David Colby, Angela Braly and Michael C. Wyatt, and (ii) with respect to Company, the knowledge, within the scope of his or her responsibility after reasonable inquiry of those employees known to such persons to have specialized knowledge of the subject matter of the representation and warranty, of Dr. Michael A. Stocker, Gloria M. McCarthy, John W. Remshard, Linda V. Tiano, Jason Gorevic and Seth I. Truwit.

(h) “Liens” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), other charge or security interest; or any preference, priority or other agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, or any capital lease having substantially the same economic effect as any of the foregoing).

(i) “Material Adverse Effect” means, with respect to Purchaser or Company, as the case may be, any effect that is materially adverse to the business, assets, operations or condition (financial or otherwise) of Purchaser and its Subsidiaries, taken as a whole, or Company and its Subsidiaries, taken as a whole, respectively, other than any effect relating to (A) the United States or global economy or securities markets in general; (B) the announcement of this Agreement or the transactions contemplated hereby; (C) changes in applicable law or regulations or in GAAP or regulatory accounting principles after the date hereof; or (D) general changes in the health benefits business after the date hereof, provided that, with respect to each of clauses (A), (C) and (D), such effect is not more adverse with respect to Company and its Subsidiaries, taken as a whole, or Purchaser and its Subsidiaries, taken as a whole, as the case may be, than the effect on comparable health benefits businesses generally.

(j) “the other party” means, with respect to Company, Purchaser and means, with respect to Purchaser, Company.

(k) “Permitted Liens” means (i) any liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings; (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens; (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation; and (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto.

(l) “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(m) “SEC” means the Securities and Exchange Commission.

(n) “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries. Subsidiaries shall have a correlative meaning.

(o) “Superior Proposal” means a bona fide written proposal made by a Third Party (i) which is for a Business Combination Transaction involving, or any purchase or acquisition of, (A) more than 50% of the voting power of Company’s capital stock or (B) all or substantially all of the consolidated assets or operations of Company and its Subsidiaries and (ii) which is otherwise on terms which Company’s Board of Directors reasonably determines in good faith after consultation with its outside legal counsel and financial advisors (A) would result in a transaction that, if consummated, is more favorable to Company’s stockholders from a financial point of view than the Merger or, if applicable, any proposal by Purchaser to amend the terms of this Agreement taking into account all the terms and conditions of such proposal and this Agreement and (B) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

(p) “Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign income, profits, premium, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, estimated, capital gains, alternative minimum and other taxes, duties or governmental levies of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts or filing requirements and any interest in respect of such penalties and additions and shall include any liability in respect of taxes (whether by contract, as a transferee or successor or otherwise) and any liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group.

(q) “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns, claims for refund, and amended returns) relating to Taxes.

IN WITNESS WHEREOF, Purchaser, Merger Sub and Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

WELLPOINT, INC.

By:	/s/ Larry C. Glasscock
Name:	Larry C. Glasscock
Title:	President and Chief Executive Officer

WELLPOINT HOLDING CORP.

By:	/s/ David C. Colby
Name:	David C. Colby
Title:	President

WELLCHOICE, INC.

By:	/s/ Michael A. Stocker MD
Name:	Michael A. Stocker, MD
Title:	Chief Executive Officer

[Agreement and Plan of Merger]